Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2019

As of March 10, 2020

(Monetary amounts expressed in US dollars, unless otherwise indicated)

Management's Discussion and Analysis, page 2

Business of the Company

Fortuna Silver Mines Inc. (“Fortuna” or the “Company”) is engaged in precious and base metal mining and related activities in Latin America, including exploration, extraction, and processing. The Company:

•	operates the Caylloma silver, lead and zinc mine (“Caylloma”) in southern Peru,

•	operates the San Jose silver and gold mine (“San Jose”) in southern Mexico, and

•	is currently constructing an 18,750 tpd open pit gold heap leach mine (“Lindero Project”) in northern Argentina.

The Company only processes ore extracted from its own mining concessions and does not purchase ore or mineral concentrates from third parties either for processing, refining, or trading.

Fortuna is a publicly traded company incorporated and domiciled in British Columbia, Canada. Its common shares are listed on the New York Stock Exchange under the trading symbol FSM, on the Toronto Stock Exchange under the trading symbol FVI, and on the Frankfurt Stock Exchange under the trading symbol F4S.F.

The Company’s registered office is located at Suite 650 - 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3L6.

The consolidated financial statements include wholly-owned subsidiaries of the Company; the most significant of which at December 31, 2019 are presented in the following table:

Name	Location	Ownership	Principal Activity
Minera Bateas S.A.C. ("Bateas")	Peru	100%	Caylloma Mine
Compania Minera Cuzcatlan S.A. de C.V. ("Cuzcatlan")	Mexico	100%	San Jose Mine
Mansfield Minera S.A. ("Mansfield")	Argentina	100%	Lindero Project

This Management’s Discussion and Analysis (“MD&A”) is intended to help readers understand the significant factors that affect the performance of Fortuna and its subsidiaries, and those that may affect future performance. This MD&A has been prepared as of March 10, 2020 and should be read in conjunction with the Company’s audited consolidated financial statements for the years ended December 31, 2019 and 2018. The Company’s significant accounting policies are set out in Note 3 of the December 31, 2019 and 2018 audited consolidated financial statements. All amounts in this MD&A are expressed in United States dollars, unless otherwise indicated. Certain amounts shown in tables within this MD&A may not add exactly to the totals due to rounding.

The Company prepares its annual financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB").

In this MD&A, we refer to various Non-GAAP Financial Measures. These measures are used by us to manage and evaluate the operating performance of our mines and their ability to generate cash flows and these measures are widely reported in the mining industry as benchmarks for performance. Refer to the discussion under the heading “Non-GAAP Financial Measures”.

Additional information about the Company, including our Annual Information Form, is available on SEDAR at www.sedar.com.

This document contains forward-looking statements. Refer to the cautionary language under the heading “Cautionary Statement on Forward-Looking Statements.”

Management's Discussion and Analysis, page 3

Full Year Financial and Operating Highlights

Sales for the year ended December 31, 2019 were $257.2 million, a 2% decrease from the $263.3 million reported in the year ended December 31, 2018 (“2018”).

Operating income for the year ended December 31, 2019 was $34.2 million compared to $61.6 million reported in 2018.

Net income for the year ended December 31, 2019 was $23.8 million or $0.15 per share compared to $34.0 million or $0.21 per share reported in 2018.

Adjusted net income (refer to Non-GAAP Financial Measures) was $28.4 million compared to $38.4 million reported in 2018.

Adjusted EBITDA (refer to Non-GAAP Financial Measures) for the year ended December 31, 2019 was $95.4 million compared to $113.9 million reported in 2018.

Free cash flow from ongoing operations (refer to Non-GAAP Financial Measures) was $34.5 million compared to $55.2 million reported in 2018.

Operating Highlights

Consolidated Metrics	Three months ended December 31,			Years ended December 31,
	2019	2018	% Change	2019	2018	% Change
Key Indicators
Silver
Metal produced (oz)	2,251,917	1,937,703	16%	8,809,767	8,890,943	(1%)
Metal sold (oz)	2,221,330	2,032,909	9%	8,798,054	8,832,993	(0%)
Realized price ($/oz)	17.33	14.60	19%	16.20	15.74	3%
Gold
Metal produced (oz)	12,279	12,070	2%	50,525	54,210	(7%)
Metal sold (oz)	12,157	12,555	(3%)	50,374	53,498	(6%)
Realized price ($/oz)	1,483	1,236	20%	1,393	1,273	9%
Lead
Metal produced (000's lbs)	7,441	6,453	15%	28,746	28,255	2%
Metal sold (000's lbs)	7,559	6,377	19%	28,969	28,349	2%
Zinc
Metal produced (000's lbs)	11,614	11,537	1%	45,600	45,485	0%
Metal sold (000's lbs)	11,974	11,713	2%	45,781	45,867	(0%)
All-in sustaining cash cost (US$/oz Ag Eq)[1,2]	12.58	12.24	3%	11.91	10.55	13%

Notes:

1.	All-in sustaining cash cost (“AISC”) is a Non-GAAP Financial Measure. Refer to Non-GAAP Financial Measures

2.	AISC ($/oz Ag Eq) calculated using the realized metal prices for each period (See Sales table under Financial Results)

Silver and gold production for the three months ended December 31, 2019 increased 16% and 2% to 2,251,917 ounces and 12,279 ounces, respectively, over the same period in 2018. At San Jose, silver and gold production increased 17% and 1% to 2,002,633 ounces and 11,993 ounces, respectively, over the same period in 2018 due primarily to a 7% increase in mine production and an 8% increase in silver head grade. At Caylloma, silver production increased 14% to 249,284 ounces over the same period in 2018 due to a 16% higher silver head grade. Lead production at Caylloma increased 15% to 7.4 million pounds due to a 19% higher head grade, while zinc production increased 1% to 11.6 million pounds on 4% higher head grade compared to the same period in 2018.

Consolidated all-in sustaining cash cost per ounce of payable silver equivalent (refer to Non-GAAP Financial Measures) for the fourth quarter was $12.58 per ounce or 3% higher than the $12.24 per ounce reported in 2018.

Management's Discussion and Analysis, page 4

Silver and gold production for the year ended December 31, 2019 decreased 1% and 7% to 8,809,767 ounces and 50,525 ounces, respectively, over 2018. At San Jose, silver and gold production decreased 1% and 9% to 7,868,478 ounces and 48,880 ounces, respectively. The decrease was due primarily to a planned change in mine sequencing of lower grade stopes in the third quarter, which reduced silver and gold production for the year by 14% and 9%, respectively. At Caylloma, silver and lead production increased 3% and 2% to 941,289 ounces and 28.7 million pounds, respectively, over 2018 due primarily to higher silver and lead head grade of 5% and 4%, respectively. Zinc production was 45.6 million pounds, compared to 45.5 million pounds in 2018.

Consolidated all-in sustaining cash cost per ounce of payable silver equivalent (refer to Non-GAAP Financial Measures) for the year ended December 31, 2019 was $11.91 per ounce or 13% higher than the $10.55 per ounce reported in 2018. This increase was due primarily to higher production costs at both San Jose and Caylloma.

Selected Financial Information

Consolidated Financial Metrics	Three months ended December 31,			Years ended December 31,
	2019	2018	% Change	2019	2018	% Change
(Expressed in $ millions except per share information)
Sales	$69.0	$59.6	16%	$257.2	$263.3	(2%)
Mine operating income	23.4	17.3	35%	84.6	96.6	(12%)
Operating income	9.0	6.3	43%	34.2	61.6	(44%)
Net income	19.0	2.2	764%	23.8	34.0	(30%)
Earnings per share (basic)	0.12	0.01	1,100%	0.15	0.21	(29%)

Adjusted net income[1]	10.9	4.4	148%	28.4	38.4	(26%)
Adjusted EBITDA[1]	25.1	22.7	11%	95.4	113.9	(16%)
Net cash provided by operating activities	19.2	19.3	(1%)	63.0	83.5	(25%)
Free cash flow from ongoing operations[1]	6.4	11.8	(46%)	34.5	55.2	(37%)
Capex
Sustaining	6.2	9.4	(34%)	20.4	24.0	(15%)
Non-sustaining	0.9	1.2	(29%)	2.0	3.3	(39%)
Lindero	26.8	39.4	(32%)	188.3	80.0	135%
Brownfields	0.9	1.6	(46%)	4.8	8.6	(44%)

				Dec 31, 2019	Dec 31, 2018	% Change
Cash, cash equivalents, and short-term investments				$83.4	$163.3	(49%)

Total assets				$936.1	$786.5	19%
Debt				$146.5	$69.3	111%
Shareholders' equity				$635.4	$602.8	5%

Notes:

1.  Refer to Non-GAAP financial measures.

Sales for the three months ended December 31, 2019 were $69.0 million, a 16% increase from the $59.6 million reported in the same period in 2018. The increase in sales was due primarily to higher silver, gold, and lead prices of 19%, 20%, and 4%, respectively, and a 9% and 19% increase in the volume of silver and lead sold.

Sales for the year ended December 31, 2019 were $257.2 million, a 2% decrease from the $263.3 million reported in 2018.

Net income for the three months ended December 31, 2019 was $19.0 million or $0.12 per share compared to $2.2 million net income or $0.01 per share reported in the same period in 2018. The increase in net income was driven by higher sales, $11.0 million of investment gains from cross-border, Argentine Pesos denominated bond trades, and lower income taxes. These were partially offset by $4.3 million of non-cash write-downs in inventories, Argentine exploration projects and our investment in the shares of Prospero Silver Corp (“Prospero”) and Medgold Resources Corp (“Medgold”).

Management's Discussion and Analysis, page 5

Net income for the year ended December 31, 2019 was $23.8 million or $0.15 per share compared to $34.0 million net income or $0.21 per share reported in 2018. The net income was impacted by a 12% decrease in mine operating income, $5.6 million of non-cash write-downs on exploration projects, obsolete inventories, a decrease in the fair value of Prospero and Medgold shares, and a $2.3 million increase in share-based payment expenses due to the impact of a 7% year-over-year increase in the Company’s share price on the cash-settled share-based payments. The $13.3 million of foreign exchange losses primarily from the devaluation of the Argentine Peso were substantially mitigated by $11.0 million of gains from cross-border bond trades.

Adjusted net income (refer to Non-GAAP Financial Measures) for the three months ended December 31, 2019 was $10.9 million compared to $4.4 million for the same period in 2018. The increase was due primarily to higher mine operating income from the San Jose Mine and was partially offset by higher share-based payments.

Adjusted net income for the year ended December 31, 2019 was $28.4 million compared to $38.4 million for 2018. The adjusted net income for the year was adjusted to remove non-cash impairment charges, foreign exchange losses and investment gains from cross-border securities trades for the Lindero Project, and other non-cash items.

Adjusted EBITDA (refer to Non-GAAP Financial Measures) for the three months ended December 31, 2019 was $25.1 million compared to $22.7 million in the same period in 2018, as a result of the same factors that increased the adjusted net income for the period.

Adjusted EBITDA for the year ended December 31, 2019 was $95.4 million compared to $113.9 million in 2018, as a result of the same factors that lowered the adjusted net income for the year.

Net cash provided by operating activities for the three months ended December 31, 2019 was $19.2 million compared to $19.3 million reported in the same period in 2018.

Free cash flow from ongoing operations (refer to Non-GAAP Financial Measures) for the three months ended December 31, 2019 was $6.3 million compared to $11.8 million reported in same period in 2018. The decrease was due primarily to the negative changes in working capital, most notably, an increase in concentrate receivables at the San Jose Mine.

Net cash provided by operating activities for the year ended December 31, 2019 was $63.0 million compared to $83.5 million reported in 2018. The decrease was driven by lower operating margins and negative changes in working capital of $11.0 million compared to positive changes of $3.3 million in 2018.

Free cash flow from ongoing operations for the year ended December 31, 2019 was $34.5 million compared to $55.2 million reported in 2018. The decrease was driven by lower margins and negative changes in working capital, which was partially offset by lower expenditures on mineral properties, plant and equipment.

As at December 31, 2019, the Company had cash, cash equivalents, and short-term investments of $83.4 million (December 31, 2018 – $163.3 million), a decrease of $79.9 million since the beginning of the year, which was due primarily to funding construction of the Lindero Project.

Management's Discussion and Analysis, page 6

Lindero Project (“Lindero” or the “project”)

Construction of the Lindero open pit heap leach gold mine located in Salta Province, Argentina is 89% complete as of the end of January 2020. Construction spending for the fourth quarter of 2019 was $27.8 million (2019 spending - $157.5 million) of which $21.3 million of construction trade payables was unpaid as of the end of December. Total construction spending as at December 31, 2019 is $280.3 million.

The following table summarizes the total construction spending at the Lindero Project:

	Cumulative to	Twelve months ended
(Expressed in $ millions)	December 31, 2018	December 31, 2019	Total
Construction capital expenditures	$79.9	$188.3	$268.2
Contractor advances and deposits on equipment, net of transfers	42.9	(30.8)	12.1
Total Construction Spending	$122.8	$157.5	$280.3

Construction highlights and milestones include:

•	18,750 tpd crushing and agglomeration plant

Primary and secondary crushing circuits: Pre-commissioning activities of the main equipment has been completed. Crushing circuits are being commissioned and stockpiling of ore has commenced.

Tertiary crushing circuit: Vendor technicians are concluding with final mechanical and instrumentation activities on the HPGR. Pre-commissioning of the conveyors and transfer systems were initiated in February.

Agglomeration plant: Mechanical work is substantially complete; piping and electrical installation is in its final stages due to the delay caused by shortfalls in contractor manpower during December and January; pre-commissioning activities have been pushed back to March.

•	Leach pad and solution ponds area

Construction of the 31-hectare start-up leach pad area and solution ponds has been completed. Assembly and installation of the stacking system from the agglomeration plant to the leach pad is in progress but behind schedule due to a shortfall in contractor manpower during December and January, but is expected to be completed in April; making it on the critical path of the project.

Mechanical and piping installations on the solution ponds are in progress. Pumping and solution management systems are planned to be commissioned in April.

•	ADR plant

Equipment installation has been completed with piping and electrical work in progress. Pre-commissioning activities are expected to conclude in May.

•	8 MW power plant

Commissioning of the 8-megawatt power plant and medium voltage power distribution system has been completed. The plant has been connected to the mine’s grid and is providing power to the mine.

•	SART plant

Mechanical and piping installation work is progressing with pre-commissioning activities scheduled to conclude in May. The SART plant is not mission critical for the start of gold production.

Management's Discussion and Analysis, page 7

•	Ancillary facilities

Construction and implementation of the on-site assay laboratory has been completed. Sample preparation and analysis for gold using fire assay with an atomic absorption finish has been conducted at this facility since the end of January 2020.

Industrial water for the operation will be sourced from a 120 cubic meter per hour well field and pumping station located 13 kilometers from the mine site. Commissioning of the industrial water system was completed in February 2020.

Further to the updated construction and commissioning schedule, the Company expects to place ore on the leach pad and first doré pour in the second quarter of 2020 (refer to Fortuna’s news release dated February 13, 2020), and the total construction capital expenditures are now forecast to be in the range of $314 million to $320 million, an increase of 28% over the initial capital cost guidance1 (see Fortuna news release dated September 21, 2017 and the technical report entitled “Fortuna Silver Mines Inc. Lindero Property, Salta Province, Argentina, dated effective October 31, 2017 which is available on SEDAR at www.sedar.com). In addition, the Company expects to incur approximately $32 million of pre-production costs and buildup of working capital and approximately $12 million of recoverable value added taxes through to the end of construction. Commercial production is expected to commence in the third quarter of 2020.

The main drivers for the increased capital costs are $8.6 million of indirect costs, and $6.8 million of EPCM contractor. In addition, the Company expects to incur pre-production costs and buildup of working capital through to the commencement of production of approximately $40 million of which $14 million had been spent as of December 31, 2019. This is an increase of $15 million over the $25 million disclosed in our November 14, 2019 news release and is mainly driven by continued mining operations during the pre-production phase which will result in an inventory of ore stockpile 30% larger than originally planned, and additional related owner’s costs, and an additional $4 million for inventory of spare parts.

Note 1: The initial capital cost guidance of $239 million was subsequently adjusted to $245.5 million to reflect the shifting of $6.5 million in a future sustaining capital investment to expand the leach solution flow to the construction phase.

Management's Discussion and Analysis, page 8

2020 Guidance and Outlook

2020 Production Guidance

	Silver	Gold	Lead	Zinc	Cash Cost[1]	AISC[1]
Mine	(Moz)	(koz)	(Mlbs)	(Mlbs)	($/t)
Silver						(US$/oz Ag Eq)
San Jose, Mexico	6.6 - 7.3	41 - 45	-	-	65.6 - 72.5	9.6 - 11.7
Caylloma, Peru	0.9 - 1.0	-	27.2 - 30.1	44.0 - 48.6	81.4 - 89.9	14.8 - 18.1
Gold						(US$/oz Au)
Lindero[2,3], Argentina	-	60 - 80	-	-	10.2 - 11.4	520 - 620
Consolidated Total	7.5 - 8.3	101 - 125	27.2 - 30.1	44.0 - 48.6	-	-

Notes:

1.	All-In Sustaining Cost (AISC) is a non-GAAP financial measure (Refer to Non-GAAP Financial Measures). AISC includes production cash cost, commercial and government royalties, mining tax, export duties (as applicable), worker's participation (as applicable), subsidiary G&A, sustaining capital expenditures, and Brownfields exploration and is estimated at metal prices of US$1,450/oz Au, US$17/oz Ag, US$2,100/t Pb, and US$2,500/t Zn.

2.	Lindero's production and cost guidance is based on the updated construction and commissioning schedule, as detailed in Fortuna's news release dated February 13, 2020, with ore to be placed on the leach pad and first doré pour scheduled in the second quarter of 2020. Any material changes to the construction and commissioning schedule may have a material impact on Lindero's production and cost guidance.

3.	Lindero's all-in sustaining cost is based on commercial production and includes an export duty of 5% of revenue.

4.	Totals may not add due to rounding.

2020 All-In-Sustaining Cash Cost Per Silver and Gold Ounce Guidance

$/oz Ag	San Jose	Caylloma
Cash cost, net of by-product credits	$6.7 - 8.2	$11.7 - 14.3
Adjustments:
Commercial and government royalties and mining tax	0.3 - 0.4	0.2 - 0.2
Worker's participation	0.5 - 0.6	0 - 0
General and administrative expenses	0.5 - 0.7	0.7 - 0.8
Sustaining capital expenditures	1.1 - 1.3	1.9 - 2.3
Brownfield exploration expenditures	0.4 - 0.5	0.4 - 0.5
All-in-sustaining cash cost per payable ounce of silver	$9.6 - 11.7	$14.8 - 18.1

$/oz Au	Lindero
Cash cost, net of by-product credits	$324 - 399
Adjustments:
Commercial and government royalties and mining tax	106 - 123
General and administrative expenses	32 - 36
Sustaining capital expenditures	53 - 56
Brownfield exploration expenditures	4 - 5
All-in-sustaining cash cost per payable ounce of gold	$520 - 620

Management's Discussion and Analysis, page 9

2020 Capital Expenditure and Exploration Guidance

(Expressed in $ millions)	San Jose	Caylloma	Lindero	Total
Equipment and infrastructure	$2.0	$5.7	$3.3	$11.0
Dry stack expansion	2.4	-	-	2.4
Mine development	4.8	5.0	-	9.8
Brownfield exploration	4.9	2.1	-	7.0
Other sustaining capex	3.0	0.1	-	3.1
Total	$17.1	$12.9	$3.3	$33.3

Financial Results

Sales

	QUARTERLY RESULTS			YEAR TO DATE RESULTS

	Three months ended December 31,			Years ended December 31,
	2019	2018	% Change	2019	2018	% Change
Provisional sales ($ million)
Caylloma	18.8	19.2	(2%)	73.6	89.1	(17%)
San Jose	48.9	39.2	25%	183.2	180.2	2%
Adjustments ($ million)[1]	1.3	1.2	(8%)	0.4	(6.0)	107%
Sales ($ million)	69.0	59.6	16%	257.2	263.3	(2%)
Silver
Metal produced (oz)	2,251,917	1,937,703	16%	8,809,767	8,890,943	(1%)
Provisional sales (oz)	2,221,330	2,032,909	9%	8,798,054	8,832,993	(0%)
Provisional sales ($ million)	35.7	27.4	30%	131.9	128.6	3%
Realized price ($/oz)[2]	17.33	14.60	19%	16.20	15.74	3%
Net realized price ($/oz)[3]	16.07	13.47	19%	14.99	14.56	3%
Gold
Metal produced (oz)	12,279	12,070	2%	50,525	54,210	(7%)
Provisional sales (oz)	12,157	12,555	(3%)	50,374	53,498	(6%)
Provisional sales ($ million)	17.4	14.8	18%	66.6	64.7	3%
Realized price ($/oz)[2]	1,483	1,236	20%	1,393	1,273	9%
Net realized price ($/oz)[3]	1,429	1,177	21%	1,323	1,209	9%
Lead
Metal produced (000's lbs)	7,441	6,453	15%	28,746	28,255	2%
Provisional sales (000's lbs)	7,559	6,377	19%	28,969	28,349	2%
Provisional sales ($ million)	6.4	5.4	19%	24.6	27.6	(11%)
Realized price ($/lb)[2]	0.92	0.89	4%	0.91	1.02	(11%)
Net realized price ($/lb)[3]	0.85	0.85	(0%)	0.85	0.97	(13%)
Zinc
Metal produced (000's lbs)	11,614	11,537	1%	45,600	45,485	0%
Provisional sales (000's lbs)	11,974	11,713	(2%)	45,781	45,867	(0%)
Provisional sales ($ million)	8.3	10.8	(23%)	33.7	48.3	(30%)
Realized price ($/lb)[2]	1.08	1.19	(10%)	1.15	1.32	(13%)
Net realized price ($/lb)[3]	0.69	0.92	(25%)	0.74	1.05	(30%)

Notes:

1	Adjustments consists of mark to market, final price adjustments and final assay adjustments

2	Based on provisional sales before final price adjustments. Net after payable metal deductions, treatment, and refining charges

3	Treatment charges are allocated to base metals at Caylloma and to gold at San Jose

Management's Discussion and Analysis, page 10

Sales for the three months ended December 31, 2019 were $69.0 million or $9.4 million higher than the $59.6 million reported in the same period in 2018. The higher sales were due mainly to higher prices of silver, gold, and lead of 19%, 20%, and 4%, respectively, and higher volumes of silver and lead sold of 9% and 19%, respectively.

Sales at San Jose were $50.4 million, or 24% higher than the $40.5 million reported in the same period in 2018. The higher sales were due to higher silver and gold prices of 19% and 20%, respectively, and higher volume of silver sold of 8% which was partially offset by a 4% decrease in the volume of gold sold. Sales at Caylloma were $18.6 million, or 3% lower than the $19.2 million reported in the same period in 2018 as higher lead and zinc production and higher silver prices helped compensate for a 10% year-over-year decline in the price of zinc and a $2.0 million increase in treatment charges.

Sales for the year ended December 31, 2019 were $257.2 million, or 2% lower than the $263.3 million reported in 2018.

Sales at San Jose increased $8.5 million to $184.3 million as a result of increases in the prices of gold and silver of 9% and 3%, respectively, despite lower sales volume. Sales at Caylloma declined $14.5 million to $72.9 million as a result of an 11% and a 13% decline in lead and zinc prices, respectively, and an $8.6 million increase in treatment charges.

Operating Income (Loss) and Adjusted EBITDA

	Three months ended December 31,				Years ended December 31,
(Expressed in $ millions)	2019	%[1]	2018	%[1]	2019	%[1]	2018	%[1]
Operating income (loss)
San Jose	$17.4	34%	$10.5	26%	$60.4	33%	$57.9	33%
Caylloma	1.4	8%	2.9	15%	9.2	13%	22.9	26%
Lindero	(1.9)	0%	(3.9)	0%	(13.6)	0%	(4.1)	0%
Corporate	(7.9)		(3.2)		(21.8)		(15.1)
Total	$9.0	13%	$6.3	10%	$34.2	13%	$61.6	23%
Adjusted EBITDA[2]
San Jose	$26.2	52%	$19.6	49%	$92.5	50%	$92.2	52%
Caylloma	4.6	25%	6.3	33%	22.3	31%	37.0	42%
Lindero	(0.2)	0%	(0.1)	0%	(0.7)	0%	(0.3)	0%
Corporate	(5.5)		(3.1)		(18.7)		(15.0)
Total	$25.1	36%	$22.7	38%	$95.4	37%	$113.9	43%

Notes:

1	As a Percentage of Sales

2	Refer to Non-GAAP Financial Measures

3	Figures may not add due to rounding

Operating income for the three months ended December 31, 2019 was $9.0 million or $2.7 million higher than the $6.3 million reported in the same period in 2018. The increase in operating income was due to higher sales at our San Jose mine as a result of higher gold and silver prices of 19% and 20% respectively. Other items that impacted operating income were a $1.9 million increase in share-based payments and $4.2 million of non-cash impairment charges.

At San Jose, operating income was $17.4 million or $6.9 million higher than the $10.5 million reported in the same period in 2018. The increase was due to higher gold and silver prices and higher volume of silver ounces sold, and was partially offset by higher production cash costs of 6% and a $0.5 million foreign exchange loss in 2019 compared to a $0.4 million foreign exchange gain in 2018. At Caylloma, operating income was $1.4 million or $1.5 million lower than the $2.9 million reported in the same period in 2018. The decrease was driven by lower sales, and higher depreciation and general and administrative expenses.

Operating income for the year ended December 31, 2019 was $34.2 million, or $27.4 million lower than the $61.6 million reported in 2018. The decrease was driven by a $13.7 million decrease in operating income at the Caylloma Mine, a $7.2 million increase in foreign exchange loss due primarily to the impact a 60% year-over-year decline in the Argentine Peso had on recoverable value added taxes accumulated during the construction of the Lindero Project, and $5.6 million of non-cash impairment charges on two exploration projects in Mexico and Argentina, investment in associates, and obsolete inventories.

Management's Discussion and Analysis, page 11

Exploration and Evaluation Costs

Exploration and evaluations costs for the three months ended December 31, 2019 totaled $0.4 million on an Argentine exploration project compared to $0.2 million reported in the same period in 2018.

Exploration and evaluation costs for the year ended December 31, 2019 were $2.4 million compared to $0.7 million reported in 2018. The increase was due to spending on the Company’s Argentine and Mexican greenfield exploration projects.

General and Administrative (“G&A”) Expenses

	Three months ended December 31,			Years ended December 31,
(Expressed in $ millions)	2019	2018	% Change	2019	2018	% Change
Mine G&A	$3.5	$3.0	17%	$10.9	$10.1	8%
Corporate G&A	3.0	2.6	15%	11.4	11.0	4%
Share-based payments	2.4	0.5	380%	6.0	3.7	62%
Workers' participation	0.5	0.2	150%	1.5	1.4	7%
Total	$9.4	$6.3	49%	$29.8	$26.2	14%

General and administrative expenses for the three months ended December 31, 2019 increased 49% to $9.4 million compared to $6.3 million in the same period in 2018 on higher share-based payments reflecting the impact of a 29% increase in the Company’s share price on the Company’s cash-settled share units and higher personnel costs at the Mexico administration office.

General and administrative expenses for the year ended December 31, 2019 increased 14% to $29.8 million compared to $26.2 million reported in 2018 on higher share-based payments and increased headcount to support the mining operations.

Foreign Exchange Loss

Foreign exchange loss for the three months ended December 31, 2019 was $1.4 million compared to $3.6 million reported in the same period in 2018. The decrease was due primarily to the Argentine Peso declining 6% against the U.S. dollar, which contributed a $1.0 million foreign exchange loss for the current period compared to a $3.9 million foreign exchange loss for the same period in 2018.

Foreign exchange loss for the year ended December 31, 2019 was $13.3 million compared to a $6.1 million foreign exchange loss for 2018. The increase was due primarily to a $11.5 million foreign exchange loss from the Argentine Peso declining 60.5% against the U.S. dollar during 2019.

As a result of the devaluation of the Argentine Peso which followed Argentina’s primary election in the third quarter of 2019, the Company implemented a bond investment strategy to meet our local currency requirements in Argentina and recognized $11.0 million of gains from cross-border securities trades.

Management's Discussion and Analysis, page 12

Other Expenses

Other expenses for the three months ended December 31, 2019 were $3.2 million compared to $0.9 million reported in the same period in 2018. Other expenses include $2.2 million in non-cash impairment charges on the Company’s investments in Prospero and Medgold and a $0.7 million write-off of an Argentine greenfield exploration project.

Other expenses for the year ended December 31, 2019 were $4.6 million compared to $2.0 million reported in 2018. Other expenses include $4.3 million of non-cash impairment charges on the Company’s investments in Prospero and Medgold and the write-off of exploration projects.

Income Tax Expense

Income tax expense for the three months ended December 31, 2019 was $1.1 million or $3.8 million lower than the $4.9 million reported in the same period in 2018. Current income tax expense increased $4.3 million to $8.2 million compared to $3.9 million reported in 2018 due primarily to higher mine operating profits from the San Jose Mine. Included in the 2018 comparative figure was a $1.3 million tax recovery in the fourth quarter of 2018 relating to the reclassification of withholding taxes from current to deferred due to the timing of payments.

Deferred income tax recovery increased $8.2 million to $7.2 million compared to a $1.0 million deferred tax expense reported in the same period in 2018. The main drivers for the tax recovery were the positive impact of a strong Mexican Peso and high inflation on the tax base of mining assets in Mexico as well as recognition of $2.0 million of tax assets that had previously been not recognized.

Effective tax rate (“ETR”) for the three months ended December 31, 2019 was 5.3% as a result of a favorable impact on deferred taxes from a strong Mexican Peso and high inflation in Mexico and Argentina, and recognizing tax assets that were previously not recognized against $11.0 million in investment gains from cross-border bond trades. Excluding these items, the ETR would have been 45.6% compared to 68.7% reported in the same period in 2018. The higher ETR in 2018 included the recognition of additional withholding taxes that increased the ETR by 19%.

Income tax expense for the year ended December 31, 2019 was $20.2 million, or $13.2 million lower than the $33.4 million reported in 2018. Current income tax expense was $32.6 million, or $2.0 million higher than the $30.6 million reported in 2018 due primarily to a $3.2 million increase in interest and dividend withholding tax.

Deferred income tax recovery for the year ended December 31, 2019 was $12.5 million, compared to a $2.8 million deferred income tax expense reported in 2018. The swing to a tax recovery was due primarily to a favorable impact from a strong Mexican Peso, high inflation in both Mexico and Argentina, as well as recognizing tax assets that were previously not recognized.

The ETR for the year ended December 31, 2019 was 45.9% compared to 49.5% reported in 2018. The lower ETR was primarily attributed to the net favorable impact of foreign exchange and inflation in Mexico and Argentina.

Management's Discussion and Analysis, page 13

Results of Operations

San Jose Mine Operating Results

The San Jose Mine is an underground silver-gold mine located in the state of Oaxaca in southern Mexico. The following table shows the key metrics used to measure the operating performance of the mine: throughput, head grade, recovery, gold and silver production and unit costs:

	Three months ended December 31,		Years ended December 31,
	2019	2018	2019	2018
Mine Production
Tonnes milled	273,066	256,181	1,068,722	1,040,478
Average tonnes milled per day	3,034	2,846	3,028	2,956

Silver
Grade (g/t)	249	230	252	260
Recovery (%)	91	91	91	92
Production (oz)	2,002,633	1,718,496	7,868,478	7,979,634
Metal sold (oz)	1,968,550	1,818,026	7,849,438	7,921,345
Realized price ($/oz)	17.34	14.61	16.20	15.74

Gold
Grade (g/t)	1.50	1.58	1.57	1.75
Recovery (%)	91	91	91	92
Production (oz)	11,993	11,825	48,880	53,517
Metal sold (oz)	11,870	12,312	48,731	53,255
Realized price ($/oz)	1,483	1,236	1,393	1,273

Unit Costs
Production cash cost ($/t)[2]	70.19	65.94	69.60	63.72
Production cash cost ($/oz Ag Eq)[1,2]	6.82	6.79	6.74	5.93
Net smelter return ($/t)	181.85	145.49	172.04	138.54
All-in sustaining cash cost ($/oz Ag Eq)[1,2]	10.54	9.85	9.83	9.02

Capital expenditures ($000's)
Sustaining	3,737	2,723	9,969	9,277
Brownfields	649	1,361	4,077	6,947

Notes:

1.	Production cash cost silver equivalent and all-in sustaining cash cost (“AISC”) silver equivalent are calculated using realized metal prices for each period respectively.

2.	Production cash cost, Production cash cost silver equivalent and AISC silver equivalent are Non-GAAP Financial Measures. Refer to Non-GAAP Financial Measures.

Quarterly Results

The San Jose Mine produced 2,002,633 ounces of silver and 11,993 ounces of gold in the fourth quarter of 2019, which were 17% and 1%, respectively, above the comparable quarter in 2018. The higher silver production was due primarily to a 7% increase in mine throughput as well as an 8% increase in silver head grade.

Cash cost per tonne of processed ore for the fourth quarter increased 6% to $70.19 per tonne (refer to Non-GAAP Financial Measures) compared to $65.94 per tonne for the comparable quarter in 2018. The increased cash cost was due to higher mine costs related to breakup, support and transportation.

Management's Discussion and Analysis, page 14

Annual Results

The San Jose Mine produced 7,868,478 ounces of silver and 48,880 ounces of gold in 2019, which were 1% and 9%, respectively, below 2018. The lower production was due primarily to the impact of scheduled mine production in lower grade stopes in the third quarter which produced approximately 282,000 less silver ounces on 15% lower head grade.

Cash cost per tonne of processed ore for the year ended December 31, 2019 increased 9% to $69.60 per tonne (refer to Non-GAAP Financial Measures) compared to $63.72 per tonne for 2018. The increased cash cost was due to higher mining costs relating to contractor tariffs and indirect costs. The cash cost was within the annual cost guidance.

Caylloma Mine Operating Results

Caylloma is an underground silver, lead and zinc mine located in the Arequipa Department in southern Peru. Its commercial products are silver-lead and zinc concentrates. The table below shows the key metrics used to measure the operating performance of the mine: throughput, head grade, recovery, silver, lead and zinc production and unit costs:

	Three months ended December 31,		Years ended December 31,
	2019	2018	2019	2018
Mine Production
Tonnes milled	133,271	135,034	531,307	534,773
Average tonnes milled per day	1,481	1,500	1,497	1,502

Silver
Grade (g/t)	71	61	66	63
Recovery (%)	82	83	83	84
Production (oz)	249,284	219,207	941,289	911,309
Metal sold (oz)	252,780	214,883	948,616	911,648
Realized price ($/oz)	17.31	14.55	16.23	15.71

Lead
Grade (%)	2.84	2.39	2.72	2.62
Recovery (%)	89	91	90	91
Production (000's lbs)	7,441	6,453	28,746	28,255
Metal sold (000's lbs)	7,559	6,377	28,969	28,349
Realized price ($/lb)	0.92	0.89	0.91	1.02

Zinc
Grade (%)	4.48	4.30	4.36	4.28
Recovery (%)	88	90	89	90
Production (000's lbs)	11,614	11,537	45,600	45,485
Metal sold (000's lbs)	11,974	11,713	45,781	45,867
Realized price ($/lb)	1.08	1.19	1.15	1.32

Unit Costs
Production cash cost ($/t)[2]	85.86	89.50	86.15	83.47
Production cash cost ($/oz Ag Eq)[1,2]	11.67	8.67	10.92	7.64
Net smelter return ($/t)	138.07	141.67	137.77	166.05
All-in sustaining cash cost ($/oz Ag Eq)[1,2]	15.40	14.76	14.30	11.68

Capital expenditures ($000's)
Sustaining	2,487	6,646	10,440	14,709
Brownfields	214	223	700	1,691

Notes:

1.	Production cash cost silver equivalent and all-in sustaining (“AISC”) cash cost silver equivalent are calculated using realized metal prices for each period respectively.

2.	Production cash cost, Production cash cost silver equivalent and AISC silver equivalent are Non-GAAP Financial Measures. Refer to Non-GAAP Financial Measures.

Management's Discussion and Analysis, page 15

Quarterly Results

The Caylloma Mine produced 7.4 million pounds of lead and 11.6 million pounds of zinc in the fourth quarter of 2019, which were 15% higher and in line with the production for the comparable quarter in 2018. The higher volume of lead production was due primarily to a 19% higher lead head grade despite lower mine throughput. Silver production totaled 249,284 ounces or 14% higher than the comparable quarter in 2018 due to higher silver head grade by 16%.

Cash cost per tonne of processed ore was $85.86 (refer to Non-GAAP Financial Measures), which was 4% lower than the $89.50 cash cost per tonne for the comparable quarter in 2018 and was within our annual guidance range. The lower cash cost was due primarily to lower mining costs related to breakup and support.

Annual Results

The Caylloma Mine produced 28.7 million pounds of lead and 45.6 million pounds of zinc in 2019, which were 2% higher and in line with the production for 2018. The higher volume of lead production was due to a 4% higher lead head grade. Zinc production was in line with production for 2018. Silver production totaled 941,289 ounces or 3% higher than the production for 2018.

Cash cost per tonne of processed ore was $86.15 (refer to Non-GAAP Financial Measures), or 3% higher than the $83.47 per tonne for 2018 and within our annual guidance range. The higher cash cost was due to higher indirect costs related mainly to on-site camp maintenance and personnel transportation.

Quarterly Information

The following table provides information for the last eight fiscal quarters up to December 31, 2019:

	Expressed in $000's, except per share data
	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018
Sales	68,983	61,305	67,908	58,991	59,592	59,596	73,666	70,442
Mine operating income	23,445	16,671	22,978	21,487	17,345	16,497	31,392	31,337
Operating (loss) income	9,029	(1,459)	15,711	10,913	6,251	10,535	22,372	22,428
Net (loss) income	18,984	(7,710)	10,279	2,243	2,232	6,853	11,151	13,754

Basic EPS	0.12	(0.05)	0.07	0.01	0.01	0.04	0.07	0.09
Diluted EPS	0.12	(0.05)	0.07	0.01	0.01	0.04	0.07	0.09

Total assets	936,065	871,483	823,310	796,718	786,517	738,305	721,147	707,504
Debt	146,535	109,394	69,363	69,338	69,302	39,639	39,603	39,588

Sales increased 13% in the fourth quarter of 2019 to $69.0 million compared to $61.3 million in the third quarter of 2019 due primarily to a 15% and 7% increase in the volume of silver and gold ounces sold. Cash mine operating costs at the San Jose and Caylloma Mines were 6% higher and 4% lower, respectively. Pre-tax income included $11.0 million of investment gains from cross-border securities trades.

Sales decreased 10% in the third quarter of 2019 to $61.3 million compared to $67.9 million in the second quarter of 2019 due primarily to lower silver and gold ounces sold from the San Jose Mine as a result of scheduled mining at lower grade stopes. The lower sales and an $8.3 million foreign exchange loss from the devaluation of the Argentine Peso were the primary reasons for the $1.5 million operating loss and $7.7 million net loss in the third quarter of 2019.

Management's Discussion and Analysis, page 16

Sales increased 15% in the second quarter of 2019 to $67.9 million compared to $59.0 million in the first quarter of 2019 due primarily to higher silver and gold sales volume from the San Jose Mine. Sales from the Caylloma Mine decreased $2.6 million or 13% quarter-over-quarter due to lower sales volume and a 21% and 11% decrease in the prices for lead and zinc, respectively. Cost of sales increased 20% over the first quarter of 2019 due to higher mining, milling, and labour costs. Foreign exchange swung to a $0.2 million gain from a $3.7 million loss in the first quarter as the Argentine Peso strengthened 2.1% against the U.S. dollar in the quarter and contributed $0.7 million towards the foreign exchange gain.

Sales decreased 1% in the first quarter of 2019 to $59.0 million compared to $59.6 million in the fourth quarter of 2018. Lower sales in the first quarter of 2019 were impacted by a $3.7 million buildup in silver-gold concentrate inventory shipped in the second quarter of 2019. Depreciation and depletion were $2.0 million lower due to lower sales volume. Income tax expense increased 49% quarter-over-quarter to $7.3 million compared to $4.9 million from the previous quarter. The increase in income tax expense was due primarily to the impact of a 15% decline in the Argentine Peso and was partially offset by a highly inflationary environment in Argentina, which had a positive impact on the tax base of Lindero’s assets. Other factors contributing to an 18% increase in the ETR include deferred tax assets not recognized, non-deductible expenses, and mining taxes.

Precious Metal Prices Trends

For the year ended December 31, 2019, the sale of silver and gold ounces represents 78% of the Company’s sales revenue while lead and zinc make up the remaining 22% of sales revenue. Therefore, the prices of silver and gold are the most dominant factors in determining the Company’s profitability and cash flow from operations. The financial performance of the Company is expected to continue to be closely linked to the prices of silver and gold.

The silver price began the 2019 year at $15.47 per ounce and trended to a low of $14.38 per ounce in late May before closing at $15.28 per ounce at the end of the second quarter. During the third quarter the silver price trended to a high of $19.56 per ounce in early September before retreating to $16.97 per ounce at the end of the quarter. Silver trended to a high of $18.08 per ounce by the end of October before trending to a low $16.54 before closing at $17.78 per ounce at the end of the fourth quarter. Comparatively, the Company had an average realized price of silver of $17.33 per ounce and $16.20 per ounce, respectively, for the three and twelve months ended December 31, 2019.

Management's Discussion and Analysis, page 17

The gold price began the 2019 year at $1,274 per ounce and rose to a first quarter high of $1,344 per ounce before closing the first quarter at $1,295 per ounce. Gold traded in a narrow range during April and May before the start of an uptrend, closing at $1,409 per ounce at the end of the second quarter. During the third quarter, the gold price trended to a high of $1,546 per ounce by mid-August before retreating to $1,485 per ounce at the end of the quarter. Gold traded in a narrow range in the fourth quarter and closed at $1,523 per ounce at the end of the fourth quarter. Comparatively, the Company had an average realized price of gold of $1,483 and $1,393 per ounce, respectively, for the three and twelve months ended December 31, 2019.

Liquidity and Capital Resources

Cash, Cash Equivalents and Short-Term Investments

The Company had cash, cash equivalents and short-term investments of $83.4 million at December 31, 2019, which represents a $79.9 million decrease from $163.3 million at December 31, 2018 and is comprised of $31.0 million of cash and $52.4 million of cash equivalents. The decrease in cash, cash equivalents and short-term investments was due primarily to $188.3 million in construction expenditures at Lindero, $34.7 million on construction related VAT payments, $8.4 million in lease payments and $35.0 million on non-construction related expenditures at Lindero and other capital expenditures at San Jose and Caylloma. These expenditures were partially funded from $63.5 million in cash generated from operations, $43.5 million net proceeds from the issuance of convertible debentures and $40.0 million drawn under the Company’s credit facility.

The Company’s investment objectives for its cash balances, in order of priority, are to preserve capital, to ensure liquidity and to maximize returns. The Company’s strategy to achieve these objectives is to invest its excess cash balance in a portfolio of primarily fixed income instruments with specified credit rating targets established by the Board of Directors of the Company. The Company does not own any asset-based commercial paper or other similar at-risk investments in its investment portfolios.

Working Capital

Working capital decreased $95.2 million to $62.4 million at December 31, 2019 compared to $157.6 million at December 31, 2018. The decrease in working capital was due to funding construction at the Lindero Project and other capital expenditures at the San Jose and Caylloma mines.

Capital Resources

As at December 31, 2019, the Company had fully drawn $40.0 million from its non-revolving credit facility and $70.0 million from its $110.0 million revolving credit facility. The purpose of the credit facility is to fund the construction of the Lindero Project. The interest rate on the revolving credit facility is on a sliding scale at one-month LIBOR plus an applicable margin ranging from 2.5% to 3.5%, based on a defined Total Debt to EBITDA Ratio, and is secured by a first ranking lien on the assets of the San Jose and Caylloma mines as well as their holding companies.

Liquidity and capital measures (expressed in $ millions)	December 31, 2019	December 31, 2018	Change
Cash and cash equivalents ("Cash")	$83.4	$90.5	$(7.1)
Short-term investments ("STI")	-	72.8	(72.8)
Total Cash and STI	83.4	163.3	(79.9)
Credit facility	150.0	150.0	-
Amount drawn on credit facility	(110.0)	(70.0)	(40.0)
Net liquidity position	$123.4	$243.3	$(119.9)

Management's Discussion and Analysis, page 18

On October 2, 2019, the Company completed a bought deal public offering (the “Offering”) of senior subordinated unsecured convertible debentures with an aggregate principal amount of $40.0 million. The Offering was subject to an over-allotment option which was exercised in full on October 8, 2019, pursuant to which an additional $6.0 million aggregate principal amount of debentures were issued, bringing the aggregate gross proceeds to the Company under the Offering to $46.0 million. The debentures issued under the Offering including those issued upon exercise of the Over-Allotment Option are collectively referred as the “Debentures”. The Company paid $2.5 million of transaction costs related to this financing.

The Debentures mature on October 31, 2024 and bear interest at a rate of 4.65% per annum, payable semi-annually in arrears on the last business day of April and October, commencing on April 30, 2020. The Debentures are convertible at the holder’s option into common shares in the capital of the Company at a conversion price of $5.00 per share, representing a conversion rate of 200 Common Shares per $1,000 principal amount of Debentures, subject to adjustment in certain circumstances.

The component parts of the convertible debentures, a compound instrument, are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument. A conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company’s own equity instrument is an equity instrument.

At initial recognition, gross proceeds of $46.0 million from the Debentures were allocated into its debt and equity components. The fair value of the debt component was estimated at $38.9 million using a discounted cash flow model method with an expected life of five years and a discount rate of 8.6%. This amount is recorded as a financial liability on an amortized cost basis net of transaction cost using the effective interest method using an effective interest rate of 9.7% until extinguished upon conversion or at its maturity date.

The conversion option of the Debentures is classified as equity and was estimated based on the residual value of $7.1 million. This amount is not subsequently remeasured and will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. Where the conversion option remains unexercised at the maturity date of the convertible note, the balance will remain in equity reserves. A deferred tax liability of $1.9 million related to the taxable temporary difference arising from the equity portion of the convertible debenture was recognized in equity reserves.

Subject to certain exceptions in connection with a change of control of the Company, the Debentures will not be redeemable by the Company prior to October 31, 2022. On or after October 31, 2022 and prior to October 31, 2023, the Debentures may be redeemed in whole or in part from time to time at the Company’s option at a price equal to their principal amount plus accrued and unpaid interest, provided that the volume weighted average trading price of the Common Shares on the NYSE for the 20 consecutive trading days ending on the fifth trading day preceding the date on which the notice of the redemption is given is at least 125% of the Conversion Price. On and after October 31, 2023, the Debentures may be redeemed in whole or in part from time to time at the Company’s option at a price equal to their principal amount plus accrued and unpaid interest regardless of the trading price of the Common Shares.

Subject to applicable securities laws and regulatory approval and provided that no event of default has occurred and is continuing, the Company may, at its option, elect to satisfy its obligation to pay the principal amount of the Debentures and accrued and unpaid interest on the redemption date and the maturity date, in whole or in part, through the issuance of Common Shares, by issuing and delivering that number of Common Shares, obtained by dividing the principal amount of the Debentures and all accrued and unpaid interest thereon by 95% of the current market price (as defined in the Debenture Indenture) on such redemption date or maturity date, as applicable.

The Company does not have unlimited financial resources and there is no assurance that sufficient additional funding or financing will be available when needed by the Company or its direct and indirect subsidiaries on acceptable terms, or at all, to further explore or develop its properties or to fulfill its obligations under any applicable agreements. Fortuna is a multinational company and relies on financial institutions worldwide to fund corporate and project needs. Instability of large financial institutions may impact the ability of the Company to obtain equity or debt financings in the future and, if obtained, on terms that may not be favorable to the Company. Disruptions in the capital and credit markets as a result of uncertainty, geo-political events, changing or increased regulations of financial institutions, reduced alternatives or failures of significant financial institutions could adversely affect the Company’s access to the liquidity needed for the business in the longer term.

The Company may incur substantial debt from time to time to finance working capital, capital expenditures, investments or acquisitions or for other purposes. If the Company does so, the risks related to the Company’s indebtedness could intensify, including: (i) increased difficulty in satisfying existing debt obligations (ii) limitations on the ability to obtain additional financings, or imposed requirements to make non-strategic divestures (iii) impose hedging requirements (iv) imposed restrictions on the Company’s cash flows, for debt repayments or capital expenditures (v) increased vulnerability to general adverse economic and industry conditions (vi) interest rate risk exposure as borrowings may be at variable rates of interest (vii) decreased flexibility in planning for and reacting to changes in the mining industry (viii) reduced competitiveness versus less leveraged competitors, and (ix) increased cost of borrowings.

Management's Discussion and Analysis, page 19

Subject to the various risks and uncertainties, as explained in the Risks and Uncertainties section, management believes the Company’s mining operations will generate sufficient cash flows and the Company has sufficient available credit lines and cash on hand to fund the construction of the Lindero Project and planned capital and exploration programs.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements or commitments that are expected to have a current or future effect on the financial condition, results of operations, liquidity, capital expenditures, or capital resources that are material to investors.

Financial Instruments

The Company does not utilize complex financial instruments in hedging metal price, foreign exchange or interest exposure. Any hedging activity requires approval of the Company’s Board of Directors. The Company will not hold or issue derivative instruments for speculation or trading purposes.

Provisional priced trade receivables of $33.6 million and an interest rate swap liability of $0.9 million are the Company’s only level 2 fair valued financial instruments and no level 3 instruments are held.

Provisionally priced trade receivables are valued using forward London Metal Exchange prices until final prices are settled at a future date. The interest rate swap is measured at estimated fair value.

Related Party Transactions

The Company has entered into the following related party transactions during the years ended December 31, 2019 and 2018:

(a)   Purchase of Goods and Services

During the years ended December 31, 2019 and 2018, the Company was charged for general and administrative services pursuant to a shared services agreement with Gold Group Management Inc., a company of which Simon Ridgway, the Company’s Chairman, is a director.

	Years ended December 31,
(Expressed in $000's)	2019	2018
Personnel costs	$21	$118
General and administrative expenses	189	193
	$210	$311

As at December 31, 2019, the Company has outstanding balances payable to Gold Group Management Inc. of $0.01 million (December 31, 2018 - $0.02 million). Amounts due to related parties are due on demand and are unsecured.

(b)   Key Management Personnel

During the years ended December 31, 2019 and 2018, the Company was charged for consulting services by Mario Szotlender, a director of the Company, and by Mill Street Services Ltd., a company of which Simon Ridgway, the Company’s Chairman, is a director. Such amounts, along with other amounts paid to key management personnel are as follows:

Management's Discussion and Analysis, page 20

	Years ended December 31,
(Expressed in $000's)	2019	2018
Salaries and benefits	$4,716	$4,471
Directors fees	702	709
Consulting fees	135	139
Share-based payments	5,449	3,545
	$11,002	$8,864

Risks and Uncertainties

The Company is exposed to many risks in conducting its business, including but not limited to metal price risk as the Company derives its revenue from the sale of silver, gold, lead and zinc; credit risk in the normal course of business; foreign exchange risk as the Company reports its financial statements in U.S. dollars whereas the Company operates in jurisdictions that conducts its business in other currencies; the inherent risks of uncertainties in estimating mineral reserves and mineral resources; the risk in relation to the construction, the timing of commissioning and commencement of commercial production at the Lindero Project; political risks, environmental risks; and risks related to its relations with employees. These and other risks are described below and in the Company’s audited consolidated financial statements for 2019, its Annual Information Form which is available on SEDAR at www.sedar.com, and its Form 40-F filed with the SEC. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to the Company’s business.

Foreign Jurisdiction Risk

The Company currently conducts its operations in Peru, Mexico and Argentina. All these jurisdictions are potentially subject to a number of political and economic risks, including those described in the following section. The Company is unable to determine the impact of these risks or its future financial position or results of operations and the Company’s exploration, development and production activities may be substantially affected by factors outside of the Company’s control. These potential factors include but are not limited to royalty and tax increases or claims by governmental bodies, expropriation or nationalization, lack of an independent judiciary, foreign exchange controls, import and export regulations, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company has no political risk insurance coverage against these risks.

All of the Company’s current production and revenue is derived from its operations in Peru and Mexico. As the Company’s business is carried on in a number of developing countries, it is exposed to a number of risks and uncertainties, including the following: expropriation or nationalization without adequate compensation especially in Argentina which has a history of expropriation where the Company is currently in the process of construction at the Lindero Project; changing political and fiscal regimes, and economic and regulatory instability; unanticipated changes to royalty and tax regulations; unreliable and undeveloped infrastructure, labor unrest and labor scarcity; difficulty procuring key equipment and components for equipment; import and export regulation and restrictions; the imposition of capital controls which may affect the repatriation of funds; high rates of inflation; extreme fluctuations in foreign exchange rates and the imposition of currency controls; inability to obtain fair dispute resolution or judicial determination because of bias, corruption or abuse of power; difficulties enforcing judgments; difficulties understanding and complying with regulatory and legal framework with respect to ownership and maintenance of mineral properties, mines and mining operations, local opposition to mine development projects, which include the potential for violence, property damage and frivolous or vexatious claims; terrorism and hostage taking; military repression and increased likelihood of international conflicts or aggression; increased public health concerns. Certain of these risks and uncertainties are prevalent in the jurisdictions where the Company operates.

Management's Discussion and Analysis, page 21

Estimating Mineral Resources and Mineral Reserves

There is a degree of uncertainty attributable to the estimation of Mineral Resources, Mineral Reserves and expected mineral grades. Until mineral deposits are actually mined and processed, Mineral Resources, Mineral Reserves must be considered as estimates only. Any such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices.

Mineral Resources and Mineral Reserves may require revision based on actual production experience. Market fluctuations in the price of metals, as well as increased production costs and reduced recovery rates, may render certain Mineral Reserves uneconomic and may ultimately result in a restatement of Mineral Resources and/or Mineral Reserves. Short-term operating factors relating to the Mineral Resources and Mineral Reserves, such as the need for sequential development of ore bodies, may adversely affect the Company’s profitability in any accounting period. Estimates of operating costs are based on assumptions including those relating to inflation and currency exchange, which may prove incorrect. Estimates of mineralization can be imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. In addition, the grade and/or quantity of precious metals ultimately recovered may differ from that indicated by drilling results. There can be no assurance that precious metals recovered in small scale tests will be duplicated in large scale tests under onsite conditions or in production scale. Amendments to mine plans and production profiles may be required as the amount of Mineral Resources changes or upon receipt of further information during the implementation phase of the project. Extended declines in market prices for gold, silver and other metals may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material reduction in estimates of mineralization, or in the Company’s ability to develop its properties and extract and sell such minerals, could have a material adverse effect on the Company's results of operations or financial condition.

Mining Operations

The capital costs required by the Company’s projects may be significantly higher than anticipated. Capital and operating costs, production and economic returns, and other estimates contained in the Company’s current technical reports, may differ significantly from those provided for in future studies and estimates and from management guidance, and there can be no assurance that the Company’s actual capital and operating costs will not be higher than currently anticipated. In addition, delays to construction and exploration schedules may negatively impact the net present value and internal rates of return of the Company’s mineral properties as set forth in the applicable technical report. Similarly, there can be no assurance that historical rates of production, grades of ore processed, rates of recoveries or mining cash costs will not experience fluctuations or differ significantly from current levels over the course of the mining operations. In addition, there can be no assurance that the Company will be able to continue to extend the production from its current operations through exploration and drilling programs.

Uncertainties and risks related to the Construction of the Lindero Project

The Company is subject to inherent uncertainties and risks related to the construction and start-up of the Lindero Project, the principal of which include: delays in pre-commissioning, and ramp-up to commercial production; delays associated with contractors; budget overruns due to changes in costs of fuel, labour, power, materials and supplies, inflation and exchange rate risks and potential opposition from non-governmental organizations, environmental groups or local groups which may delay or prevent activities.

The Company’s ability to meet construction, development, and production schedules and cost estimates for the Lindero Project cannot be assured. The Company has prepared estimates of capital costs and/or operating costs for the Lindero Project, but no assurance can be given that such estimates will be achieved. Delays in the commencement of commercial production, failure to achieve cost estimates or material increases in costs due to increases in foreign exchange rates; continuation of capital controls imposed in Argentina; imposition of exchange control restrictions; and delays in obtaining the value added tax refunds, could have an adverse impact in future cash flows, profitability, results of operations and financial condition of the Company.

Management's Discussion and Analysis, page 22

Environmental Uncertainties

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. The Company’s operations generate chemical and metals depositions in the form of tailings. The Company’s ability to obtain, maintain and renew permits and approvals and to successfully develop and operate mines may be adversely affected by real or perceived impacts associated with the Company’s activities or of other mining companies that affect the environment, human health and safety. Environmental hazards may exist on the Company’s properties which are unknown to the Company at present and were caused by previous or existing owners or operators of the properties, for which the Company could be held liable.

Environmental legislation is evolving in a manner requiring stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company's intended activities. Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities, causing operations to cease or be curtailed. Such enforcement actions may include the imposition of corrective measures requiring capital expenditure, installation of new equipment or remedial action. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. All of our trade accounts receivables from concentrate sales are held with large international metals trading companies.

The Company’s cash and cash equivalents and short term investments are held through large financial institutions. These investments mature at various dates within one year.

The Company’s maximum exposure to credit risk as at December 31, 2019 and 2018 is as follows:

	December 31,	December 31,
Credit (Expressed in $000’s)	2019	2018
Cash and cash equivalents	$83,404	$90,503
Short-term investments	-	72,824
Derivative assets	-	2,646
Accounts receivable and other assets	47,707	32,769
Income tax receivable	2,553	136
Other non-current receivables	38,389	15,241
	$172,053	$214,119

The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk. We limit our exposure to counterparty credit risk on cash and term deposits by only dealing with financial institutions with high credit ratings and through our investment policy of purchasing only instruments with a high credit rating. Almost all of our concentrate is sold to large well-known concentrate buyers.

Management's Discussion and Analysis, page 23

Metal Price Risk

The Company derives its revenue from the sale of silver, gold, lead and zinc. The Company’s sales are directly dependent on metal prices, and metal prices have historically shown significant volatility that is beyond the Company’s control.

The following table illustrates the sensitivity to a +/-10% change in metal prices on the Company’s outstanding trade receivables as at December 31, 2019:

Metal (Expressed in $ millions)	Change	Effect on Sales
Silver	+/- 10%	$3.4
Gold	+/- 10%	$1.8
Lead	+/- 10%	$0.3
Zinc	+/- 10%	$0.2

The Company mitigates the price risk associated with its base metal production by entering into forward sale and collar contracts for some of its forecasted base metal production. The Board of Directors continually assesses the Company’s strategy towards its base metal exposure, depending on market conditions. As at December 31, 2019, the Company had no outstanding forward sales and zero cost collars contracts.

Currency Risk

The functional and reporting currency for all entities within the consolidated group is the US dollar. We are exposed to fluctuations in foreign exchange rates as a portion of our expenses are incurred in Canadian dollars, Peruvian soles, Argentine Peso and Mexican Peso. A significant change in the foreign exchange rates between the United States dollar relative to the other currencies could have a material effect on the Company’s profit or loss, financial position, or cash flows. We have not hedged our exposure to foreign currency fluctuations.

The following table illustrates the sensitivity to a +/-10% change in foreign currency exchange rates on the Company’s foreign currency exposure as at December 31, 2019:

		Effect on foreign
		denominated
Currency (Expressed in $ millions)	Change	items
Mexican Peso	+/- 10%	$2.1
Peruvian Soles	+/- 10%	$0.2
Argentinian Peso	+/- 10%	$1.0
Canadian Dollar	+/- 10%	$0.4

Due to the volatility of the exchange rate for Argentine Peso, the Company is applying additional measures in cash management to minimize potential losses arising from the conversion of funds. As discussed below in the capital management section, the capital controls in effect when the Company commences production at the Lindero Project, the Company will be required to convert the equivalent value into Argentine Peso from the export sale of all gold doré from the Lindero Project. In addition, the Company would be required to obtain the prior consent of the Argentine Central Bank for the payment of cash dividends and distributions of profits out of Argentina.

Management's Discussion and Analysis, page 24

The following tables summarize the Company’s exposure to currency risk through the following assets and liabilities denominated in foreign currencies:

	December 31, 2019
(Expressed in millions)	Canadian Dollars	Peruvian Soles	Mexican Pesos	Argentinian Pesos
Cash and cash equivalents	0.6	2.3	13.1	11.8
Accounts receivable and other assets	0.3	1.8	4.0	87.5
Income tax receivable	-	8.5	-	-
Investments in associates	1.4	-	-	-
VAT - long term receivable	-	-	10.7	2,039.9
Trade and other payables	(8.5)	(19.4)	(214.7)	(1,454.4)
Due to related parties	(0.0)	-	-	-
Provisions, current	-	-	(3.9)	-
Income tax payable	-	-	(161.9)	-
Other liabilities	-	-	(4.2)	-
Provisions	-	-	(87.5)	-
Total foreign currency exposure	(6.3)	(6.8)	(444.4)	684.8
US$ equivalent of foreign currency exposure	$(4.8)	$(2.1)	$(23.6)	$11.3

	December 31, 2018
(Expressed in millions)	Canadian Dollars	Peruvian Soles	Mexican Pesos	Argentinian Pesos
Cash and cash equivalents	0.4	0.9	37.0	7.0
Accounts receivable and other assets	0.3	3.7	11.8	37.1
Income tax receivable	-	0.5	-	-
Investments in associates	5.2	-	-	-
VAT - long term receivable	-	-	-	560.9
Trade and other payables	(8.5)	(18.5)	(218.8)	(125.2)
Due to related parties	(0.0)	-	-	-
Provisions, current	-	-	(3.0)	-
Income tax payable	-	(4.6)	(59.8)	-
Other liabilities	-	-	(2.3)	-
Provisions	-	-	(67.0)	-
Total foreign currency exposure	(2.6)	(18.0)	(302.0)	479.8
US$ equivalent of foreign currency exposure	$(2.0)	$(5.5)	$(16.1)	$11.6

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligation as they become due. The volatility of the metals market can impact the Company’s ability to forecast cash flow from operations.

The Company maintains sufficient liquidity to meet its short-term business requirements, taking into account anticipated cashflows from operations, holdings of cash, cash equivalents and short-term investments and committed loan facilities.

The Company manages its liquidity risk by continuously monitoring forecasted and actual cashflows. A rigorous reporting, planning and budgeting process are in place to help facilitate forecasting funding requirements, to support operations on an ongoing basis and expansion plans, if any. The Company expects the following maturities of its financial liabilities, lease obligations, and other contractual commitments, excluding payments relating to interest:

Management's Discussion and Analysis, page 25

	Expected payments due by year as at December 31, 2019
	Less than			After
(Expressed in $ millions)	1 year	1 - 3 years	4 - 5 years	5 years	Total
Trade and other payables	$65.3	$-	$-	$-	$65.3
Debt	-	110.0	46.0	-	156.0
Income taxes payable	12.4	-	-	-	12.4
Lease obligations	9.3	9.4	4.1	15.0	37.8
Other liabilities	-	0.5	-	-	0.5
Capital commitments, Lindero [1]	24.5	-	-	-	24.5
Closure and reclamation provisions	2.7	7.6	1.8	21.3	33.4
	$114.2	$127.5	$51.9	$36.3	$329.9

Note:

1 Net of $10.9 million of deposits on equipment and advances to contractors

Capital Management

The Company’s objective when managing its capital is to maintain its ability to continue as a going concern while at the same time maximizing the growth of its business and providing returns to its shareholders. The Company manages its capital structure and makes adjustments based on changes to its economic environment and the risk characteristics of the Company’s assets.

Effective December 23, 2019, changes to Argentina’s tax laws proposed by the new Argentine Government were implemented. The changes ratified and extended legislation which was to expire on December 31, 2019 and allow the Argentine Central Bank to regulate funds coming into and flowing out of Argentina in order to maintain stability and support the economic recovery of the country. These capital controls are in effect until December 31, 2025 and have the effect of: requiring exporters to convert the equivalent value of foreign currency received from the export into Argentine Pesos; requiring the prior consent of the Argentine Central Bank to the payment of cash dividends and distributions of currency out of Argentina; requiring Argentine companies to convert foreign currency loans received from abroad into Argentine Pesos; and restricting the sale of Argentine Pesos for foreign currency.

The Company’s capital requirement is effectively managed based on the Company having a thorough reporting, planning and forecasting process to help identify the funds required to ensure the Company is able to meet its operating and growth objectives.

The Company’s capital structure consists of equity comprising of share capital, reserves and retained earnings as well as debt consisting of credit facilities and convertible debentures, lease obligations less cash, cash equivalents and short-term investments.

	December 31,	December 31,
(Expressed in $ millions)	2019	2018
Equity	$635.4	$602.8
Debt	146.5	69.3
Lease obligations	23.9	8.8
Less: Cash, cash equivalents and short-term investments	(83.4)	(163.3)
	$722.4	$517.5

Figures may not add due to rounding

As discussed above, the Company operates in Argentina where the new Argentine government has ratified and extended legislation to December 31, 2025 to allow the Argentine Central Bank to regulate funds coming into and flowing out of Argentina. Other than the restrictions related to these capital controls and complying with the debt covenants under the credit facilities, the Company is not subject to any externally imposed capital requirements. As at December 31, 2019 and 2018, the Company was in compliance with its debt covenants.

Management's Discussion and Analysis, page 26

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Currently, our interest rate exposure mainly relates to interest earned on our cash, cash equivalent, and short-term investment balances, interest paid on its LIBOR-based debt, and the mark-to-market value of derivative instruments which depend on interest rates. We have entered into an interest rate swap for the $40.0 million non-revolving credit facility to mitigate the interest rate risk on our debt.

Key Personnel

The Company is dependent on a number of key management and employee personnel.  The Company’s ability to manage its exploration, development, construction and operating activities, and hence its success, will depend in large part on the ability to retain current personnel and attract and retain new personnel, including management, technical and unskilled employees.  The loss of the services of one or more key management personnel, as well as a prolonged labor disruption, could have a material adverse effect on the Company’s ability to successfully manage and expand its affairs.

Claims and Legal Proceedings

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the normal course of business. The Company may be subject to claims by local communities, indigenous groups or private land owners relating to land and mineral rights and such claimants may seek sizable monetary damages or seek the return of surface or mineral rights that may be valuable to the Company which may significantly impact operations and profitability, if lost. These matters are subject to various uncertainties and it is possible that some of these matters may be resolved with an unfavorable outcome to the Company. The Company does carry liability insurance coverage, but such coverage does not cover all risks to which the Company may be exposed to.

Adoption of New Accounting Standards

IFRS 16, Leases

Effective January 1, 2019, the Company adopted IFRS 16 using the modified retrospective approach. The comparative figures for the 2018 reporting period have not been restated and are accounted for under IAS 17, Leases, and IFRIC 4, Determining Whether an Arrangement Contains a Lease, as permitted under the specific transitional provisions in the standard.

The Company used the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

•	Applied the exemption not to recognize right of use asset and liabilities for leases with less than 12 months of lease term;

•	Excluded initial direct cost from measuring the right of use asset at the date of initial application; and

•	Used hindsight when determining the lease term if the contract contains an option to extend or terminate the lease.

At transition to IFRS 16, for leases classified as operating leases under IAS 17, the lease liabilities were measured at the present value of the remaining lease payments and discounted using each operation’s applicable incremental borrowing rate as of January 1, 2019. As a result, the Company, as a lessee, has recognized $7,316 within Lease Obligations representing its obligation to make lease payments. ROU assets of the same amount were recognized within Plant and Equipment, representing the Company’s right to use the underlying assets. The weighted average incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 5.32%.

Management's Discussion and Analysis, page 27

The Company leases various equipment that had previously been classified as finance leases under IAS 17. For these finance leases, the carrying amount of the ROU asset and the lease liability at January 1, 2019 were determined at the carrying amount of the lease asset and lease liability under IAS 17 immediately before that date.

The following table (expressed in $000’s) summarizes the difference between operating lease commitments disclosed immediately preceding the date of initial application and lease liabilities recognized on the balance sheet at the date of initial application:

Operating lease obligations as at December 31, 2018	$2,553
Leases with lease term of 12 months or less and low value assets	(825)
Embedded leases identified in existing service contracts	6,162
Effect of discounting at incremental borrowing rate	(574)
Lease liabilities recognized as at January 1, 2019	7,316
Lease liabilities from finance leases previously recorded in lease obligations	8,767
Total lease liabilities as at January 1, 2019	16,083
Less current portion	(6,120)
Non-current portion	$9,963

IFRIC 23 Uncertainty over Income Tax Treatments

This interpretation sets out how to determine the accounting tax position when there is uncertainty over income tax treatments. At January 1, 2019, the Company adopted this standard and there was no impact on its financial statements.

Critical Accounting Estimates, Assumptions and Judgements

Many of the amounts included in the consolidated financial statements require management to make estimates, assumptions and judgements. These estimates, assumptions and judgements are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Areas where critical accounting estimates and assumptions have the most significant effect on the amounts recognized in the consolidated financial statements include:

Mineral Reserves and Resources and the Life of Mine Plan

We estimate our mineral reserves and mineral resources in accordance with the requirements of National Instrument 43-101 Standards of Disclosure for Mineral Projects published by the Canadian Securities Administrators. Estimates of the quantities of the mineral reserves and mineral resources form the basis for our life of mine plans, which are used for the calculation of depletion expense under the units of production method, impairment tests, and forecasting the timing of the payments related to the environmental rehabilitation provision.

Significant estimation is involved in determining the reserves and resources included within our life of mine plans. Changes in forecast prices of commodities, exchange rates, production costs or recovery rates may result in our life of mine plan being revised and such changes could impact depletion rates, asset carrying values and our environmental rehabilitation provision. As at December 31, 2019 we have used the following long-term prices for our mineral reserve and mineral resource estimations: gold $1,380/oz, silver $17.00/oz, lead $2,170/t and zinc $2,590/t.

In addition to the estimates above, estimation is involved in determining the percentage of mineral resources ultimately expected to be converted to mineral reserves and hence included in our life of mine plans. Our life of mine plans include a portion of inferred mineral resources as we believe this provides a better estimate of the expected life of mine for certain types of deposits, in particular for vein type structures. The percentage of inferred resources of the total tonnage included in the life of mine plans is based on site specific geological, technical, and economic considerations. Estimation of future conversion of resources is inherently uncertain and involves judgment and actual outcomes may vary from these judgments and estimates and such changes could have a material impact on the financial results. Some of the key judgments of the estimation process include geological continuity, stationarity in the grades within defined domains, reasonable geotechnical and metallurgical conditions, treatment of outlier (extreme) values, cut-off grade determination and the establishment of geostatistical and search parameters. Revisions to these estimates are accounted for prospectively in the period in which the change in estimate arises. See note 3(g)(i) to the audited consolidated financial statements for 2019.

Management's Discussion and Analysis, page 28

Valuation of Mineral Properties and Exploration Properties

The Company carries its mineral properties at cost less accumulated depletion and any accumulated provision for impairment. The costs of each property and related capitalized expenditures are depleted over the economic life of the property on a units-of-production basis. Costs are charged to the consolidated statement of income (loss) when a property is abandoned or when there is an impairment.

The Company undertakes a review of the carrying values of mining properties and related expenditures whenever events or changes in circumstances indicate that their carrying values may exceed their estimated net recoverable amounts determined by reference to estimated future operating results and discounted net cash flows. Where previous impairment has been recorded the Company analyzes any impairment reversal indicators. An impairment loss is recognized when the carrying value of those assets is not recoverable. In undertaking this review, management of the Company is required to make significant estimates of, amongst other things, future production and sales volumes, metal prices, foreign exchange rates, mineral resource and reserve quantities, future operating and capital costs to the end of the mine’s life, and reclamation costs. These estimates are subject to various risks and uncertainties which may ultimately have an effect on the expected recoverability of the carrying values of the mining properties and related expenditures.

The Company, from time to time, acquires exploration and development properties. When properties are acquired, the Company must determine the fair value attributable to each of the properties. When the Company conducts exploration on a mineral property and the results from the exploration do not support the carrying value, the property is written down to its new fair value which could have a material effect on the consolidated statement of financial position and the consolidated income statement.

Reclamation and Other Closure Provisions

The Company has obligations for reclamation and other closure activities related to its mining properties. The future obligations for mine closure activities are estimated by the Company using mine closure plans or other similar studies which outline the requirements that will be carried out to meet the obligations. Because the obligations are dependent on the laws and regulations of the countries in which the mines operate, the requirements could change as a result of amendments in the laws and regulations relating to environmental protection and other legislation affecting resource companies. As the estimate of the obligations is based on future expectations, a number of estimates and assumptions are made by management in the determination of closure provisions.

Revenue Recognition

Revenue from the sale of concentrate to customer is recognized when the customer obtains control of the concentrate. A provisional invoice is issued to the customer based on the monthly average metal prices on the expected date of final settlement at which time the final sale prices will be fixed. Variations between the prices at initial recognition and final settlement may occur due to changes in the market metal prices and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs with changes in the fair value classified as revenue. For changes in metal quantities upon receipt of new information and assays, the provisional sale quantities are adjusted.

Management's Discussion and Analysis, page 29

Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will only be resolved when one or more future events not within our control occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings or regulatory or government actions that may negatively impact our business or operations, the Company with assistance from its legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims or actions.

A liability is recognized in the consolidated financial statements when the outcome of the legal proceedings is probable, and the estimated settlement amount can be estimated reliably. Contingent assets are not recognized in the consolidated financial statements until virtually certain.

In 2017 the Mexican Geological Service (“SGM”) advised the Company that a previous owner of one of the Company’s mineral concessions located at the San Jose Mine in Oaxaca, Mexico had granted the SGM a royalty of 3% of the billing value of minerals obtained from the concession. The Company supported by legal opinions from three independent law firms, has previously advised the Mexican mining authorities that it is of the view that no royalty is payable, and in 2018 initiated administrative and legal proceedings against the Direccion General de Minas (“DGM”) to remove reference to the royalty on the title register. The proceedings are progressing in accordance with the procedures of the Mexican administrative court.

In January 2020, the Company received notice from the DGM proposing to cancel the mining concession if the royalty, in the Mexican peso equivalent of US$30 million plus VAT (being the amount of the claimed royalty from 2011 to 2019) is not paid before March 15, 2020.  In early February 2020, the Company initiated legal proceedings against the DGM to contest the cancellation procedure and also to stay the cancellation process.

The District Court in Mexico City has accepted the filing of the Company’s legal proceedings and also granted a permanent stay of execution, which protects the Company from the cancellation of the concession until a resolution by the Court is reached on the legality of the cancellation procedure.  The timing of a decision by the Court at first instance in this action against the DGM is uncertain and may take several months.  In the event that the Company is unsuccessful in these proceedings, it may appeal.  If ultimately the Company does not prevail, it may be required to pay the disputed royalty in order to preserve the mining concession.  If the Company is required to pay the royalty, it will do so from available capital resources. If the Company is required to pay the royalty, it will do so from available capital resources.

The Company has determined that it is more likely than not that it will succeed in these proceedings; therefore, no provision has been recorded as at December 31, 2019.

Critical Accounting Judgements in Applying the Entity’s Accounting Policies

Judgements that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

Income Taxes

Deferred tax assets and liabilities are determined based on differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (“temporary differences”) and losses carried forward. The determination of the ability of the Company to utilize tax loss carry-forwards to offset deferred tax liabilities requires management to exercise judgment and make certain assumptions about the future performance of the Company.

Management's Discussion and Analysis, page 30

Management is required to assess whether it is “probable” that the Company will benefit from these prior losses and other deferred tax assets. Changes in economic conditions, metal prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilization of the losses.

Assessment of Impairment and Reversal of Impairment Indicators

Management applies significant judgment in assessing whether indicators of impairment or reversal of impairment exist for an asset or a group of assets which could result in a testing for impairment. Internal and external factors such as significant changes in the use of the asset, commodity prices, life of mines, tax laws or regulations in the countries that our mines operate in and interest rates are used by management in determining whether there are any indicators of impairment or reversal of previous impairments.

Functional Currency

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which each operates. The Company has determined that its functional currency and that of its subsidiaries is the U.S. dollar. The determination of functional currency may require certain judgments to determine the primary economic environment. The Company reconsiders the functional currency used when there is a change in the events and conditions which determined the primary economic environment.

IFRS 16 Leases

Significant estimates, assumptions and judgments made by management on adoption of IFRS 16 Leases primarily included judgement about whether the lease conveys the right to use  a specific asset, whether the Company obtains substantially all of the economic benefits from the use of the asset, whether the Company has the right to direct the use of the asset, evaluating the appropriate discount rate to use to discount the lease liability for each lease or groups of assets, and to determine the lease term where a contract includes renewal options. Significant estimates, assumptions and judgements over these factors would affect the present value of the lease liabilities, as well as the associated amount of the ROU asset.

Share Position and Outstanding Options and Equity Based Share Units

The Company has 160,291,553 common shares outstanding as at March 10, 2020. In addition, 4,225,391 incentive stock options and equity-settled restricted share units are currently outstanding as follows:

		Exercise
		Price
Type of Security	No. of Shares	(CAD$)	Expiry Date
Incentive Stock Options:	517,833	$4.79	March 18, 2020
	617,694	$6.35	May 28, 2022
	640,951	$6.20	March 18, 2023
	7,551	$7.15	June 4, 2023
	1,784,029		Vesting Date
Equity-Settled Share Units:	195,375	n/a	May 29, 2020
	1,185,548	n/a	March 19, 2021
	3,916	n/a	June 5, 2021
	1,056,523	n/a	March 15, 2022
	2,441,362

Total outstanding	4,225,391

Management's Discussion and Analysis, page 31

During the year ended December 31, 2019, the Company granted 422,609 (2018 – 1,002,166) equity-settled performance share units which vest as follows: 20% on the first anniversary, 30% on the second anniversary and 50% on the third anniversary of the date of grant based on prescribed performance metrics. The share units granted in the current period are subject to a multiplier ranging from 50% to 200% depending on the achievement level of certain performance targets. The fair value of the share units on the grant date was $3.62 (C$4.83) (year ended December 31, 2018 –$4.71 (C$6.20).

During the year ended December 31, 2019 the Company granted 633,914 (2018 – 422,030) equity-settled restricted share units at a price of $3.62 (C$4.83) per share unit (2018 – between $4.71 (C$6.20) and $5.54 (C$7.15) per share unit).

As at December 31, 2019, the Company has $46.0 million of Debentures that are convertible at the holder’s option into common shares in the capital of the Company at a conversion price of $5.00 per share, representing a conversion rate of 200 Common Shares per $1,000 principal amount of Debentures, subject to adjustment in certain circumstances. Subject to certain exceptions in connection with a change of control of the Company, the Debentures will not be redeemable by the Company prior to October 31, 2022. On or after October 31, 2022 and prior to October 31, 2023, the Debentures may be redeemed in whole or in part from time to time at the Company’s option at a price equal to their principal amount plus accrued and unpaid interest, provided that the volume weighted average trading price of the Common Shares on the NYSE for the 20 consecutive trading days ending on the fifth trading day preceding the date on which the notice of the redemption is given is at least 125% of the Conversion Price. On and after October 31, 2023, the Debentures may be redeemed in whole or in part from time to time at the Company’s option at a price equal to their principal amount plus accrued and unpaid interest regardless of the trading price of the Common Shares.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all material information related to the Company is identified and communicated to management on a timely basis. Management of the Company, under the supervision of the President and Chief Executive Officer and the Chief Financial Officer, is responsible for the design and operation of disclosure controls and procedures in accordance with the requirements of National Instrument 52-109 of the Canadian Securities Administrators (“National Instrument 52-109”) and as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the U.S. Exchange Act).

Based on management’s evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2019.

Management’s Report on Internal Control over Financial Reporting

The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external reporting purposes in accordance with IFRS as issued by the International Accounting Standards Board. However, due to its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements and fraud.

Management assesses the effectiveness of the Company’s internal control over financial reporting using the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organization of the Treadway Commission. Management conducted an evaluation of the effectiveness of internal control over financial reporting and concluded that it was effective as at December 31, 2019.

Management's Discussion and Analysis, page 32

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting for the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Non-GAAP Financial Measures

This MD&A refers to various Non-GAAP Financial Measures, including cash cost per payable ounce of silver equivalent; cash cost per tonne of processed ore; total production cash cost per tonne; all-in sustaining cash cost per payable ounce of silver equivalent production; all-in sustaining cash cost per payable ounce of silver equivalent production; free cash flow and free cashflow from ongoing operations; adjusted net income; and adjusted EBITDA.

These measures are used by the Company to manage and evaluate operating performance and ability to generate cash flow and are widely reported in the mining industry as benchmarks for performance. The Company believes that certain investors use these Non-GAAP Financial Measures to evaluate the Company’s performance. However, the measures do not have a standardized meaning and may differ from measures used by other companies with similar descriptions. Accordingly, Non-GAAP Financial Measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Company has calculated these measures consistently for all periods presented.

To facilitate a better understanding of these measures as calculated by the Company, descriptions and reconciliations are provided here.

Cash Cost per Payable Ounce of Silver Equivalent Production and Cash Cost per Tonne of Processed Ore

Cash cost per payable ounce of silver equivalent production and total production cash cost per tonne of processed ore are key performance measures that management uses to monitor performance. Management believes that certain investors also use these Non-GAAP Financial Measures to evaluate the Company’s performance. Cash cost is an industry-standard method of comparing certain costs on a per unit basis; however, they do not have a standardized meaning or method of calculation, even though the descriptions of such measures may be similar. These performance measures have no meaning under IFRS, and, therefore, amounts presented may not be comparable with similar data presented by other mining companies.

Management's Discussion and Analysis, page 33

The following tables present a reconciliation of cash cost per tonne of processed ore and cash cost per payable ounce of silver equivalent production to the cost of sales in the consolidated financial statements for the three and twelve months ended December 31, 2019 and 2018.

		Three Months Ended		Years Ended
CONSOLIDATED MINE CASH COST SILVER EQUIVALENT		December 31,		December 31,
(Expressed in $'000's, except unit costs)		2019	2018	2019	2018
Cost of sales		$45,539	$42,247	$172,607	$166,725
Change in concentrate inventory		443	(1,795)	969	(922)
Depletion and depreciation in concentrate inventory		(178)	648	(280)	384
Inventory adjustment		(1,257)	(206)	(1,327)	(206)
IFRS 16 embedded lease adjustment		626	-	2,409	-
Commercial and government royalties and mining taxes		(1,462)	(669)	(4,134)	(3,248)
Provision for community support		128	231	282	(1,165)
Workers participation		(1,922)	(779)	(6,012)	(6,164)
Depletion and depreciation		(11,309)	(10,700)	(44,357)	(44,473)
Cash cost	A	$30,608	$28,977	$120,157	$110,931
Cash cost	A	$30,608	$28,977	$120,157	$110,931
Treatment charges		2,275	-	10,060	-
Refining charges		1,274	950	5,011	4,434
Cash cost applicable per payable ounce	B	34,157	29,927	135,228	115,365
Payable ounces of silver equivalent production[1]	C	4,132,079	4,018,731	16,806,749	17,693,738
Cash cost per ounce of payable silver equivalent[2] ($/oz)	=B/C	$8.27	$7.45	$8.05	$6.52

Notes:

1	Silver equivalent production for Q4 2019 is calculated using a silver to gold ratio of 85.5:1 (Q4 2018: 84.6:1), silver to lead of 1:18.7 pounds (Q4 2018: 1:16.3), and silver to zinc of 1:16.0 pounds (Q4 2018: 1:12.2), and YTD 2019: silver to gold ratio of 86.0:1 (YTD 2018: 81.0:1), silver to lead of 1:17.9 pounds (YTD 2018: 1:15.4), and silver to zinc of 1:14.1 pounds (YTD 2018: 1:11.9)
2	Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales - Sales and Realized Prices

Management's Discussion and Analysis, page 34

		Three Months Ended		Years Ended
SAN JOSE MINE CASH COST SILVER EQUIVALENT		December 31,		December 31,
(Expressed in $'000's, except unit costs)		2019	2018	2019	2018
Cost of sales		$30,024	$27,407	$114,156	$106,468
Change in concentrate inventory		741	(1,755)	1,111	(717)
Depletion and depreciation in concentrate inventory		(231)	628	(325)	264
Inventory adjustment		(1,235)	-	(1,235)	-
IFRS 16 embedded lease adjustment		31	-	93	-
Commercial and government royalties and mining taxes		(844)	(621)	(3,385)	(3,030)
Workers participation		(1,779)	(488)	(5,293)	(4,438)
Depletion and depreciation		(7,541)	(8,279)	(30,736)	(32,251)
Cash cost	A	19,166	16,892	74,386	66,296
Total processed ore (tonnes)	B	273,066	256,181	1,068,722	1,040,478
Cash cost per tonne of processed ore ($/t)	=A/B	$70.19	$65.94	$69.60	$63.72
Cash cost	A	$19,166	$16,892	$74,386	$66,296
Treatment charges		(542)	-	(990)	-
Refining charges		1,131	825	4,468	3,871
Cash cost applicable per payable ounce	B	19,755	17,717	77,864	70,167
Payable ounces of silver equivalent production[1]	C	2,898,204	2,610,093	11,554,107	11,823,139
Cash cost per ounce of payable silver equivalent[2] ($/oz)	=B/C	$6.82	$6.79	$6.74	$5.93
Mining cost per tonne		$36.25	$33.36	$36.27	$30.90
Milling cost per tonne		16.59	17.17	17.17	18.71
Indirect cost per tonne		9.43	8.82	8.80	7.50
Community relations cost per tonne		1.70	1.28	1.56	1.23
Distribution cost per tonne		6.22	5.31	5.80	5.38
Total production cost per tonne		$70.19	$65.94	$69.60	$63.72

Notes:

1	Silver equivalent production for Q4 2019 is calculated using a silver to gold ratio of 85.5:1 (Q4 2018: 84.6:1) and for YTD 2019, silver to gold ratio of 86.0:1 (YTD 2018: 80.9:1)
2	Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales - Sales and Realized Prices

Management's Discussion and Analysis, page 35

		Three Months Ended		Years Ended
CAYLLOMA MINE CASH COST SILVER EQUIVALENT		December 31,		December 31,
(Expressed in $'000's, except unit costs)		2019	2018	2019	2018
Cost of sales		$15,515	$14,840	$58,451	$60,257
Change in concentrate inventory		(298)	(40)	(142)	(205)
Depletion and depreciation in concentrate inventory		53	20	45	120
Inventory adjustment		(22)	(206)	(92)	(206)
IFRS 16 embedded lease adjustment		595	-	2,316	-
Commercial and government royalties and mining taxes		(618)	(48)	(749)	(218)
Provision for community support		128	231	282	(1,165)
Workers participation		(143)	(291)	(719)	(1,726)
Depletion and depreciation		(3,768)	(2,421)	(13,621)	(12,222)
Cash cost	A	11,442	12,085	45,771	44,635
Total processed ore (tonnes)	B	133,270	135,034	531,307	534,773
Cash cost per tonne of processed ore ($/t)	=A/B	$85.86	$89.50	$86.15	$83.47
Cash cost	A	$11,442	$12,085	$45,771	$44,635
Treatment charges		2,817	-	11,050	-
Refining charges		143	125	543	564
Cash cost applicable per payable ounce	B	14,402	12,210	57,364	45,199
Payable ounces of silver equivalent production[1]	C	1,233,875	1,408,638	5,252,643	5,916,133
Cash cost per ounce of payable silver equivalent[2] ($/oz)	=B/C	$11.67	$8.67	$10.92	$7.64
Mining cost per tonne		$41.60	$44.94	$41.26	$41.35
Milling cost per tonne		14.15	13.92	14.17	14.41
Indirect cost per tonne		20.23	21.11	22.35	19.61
Community relations cost per tonne		2.26	2.42	1.19	1.06
Distribution cost per tonne		7.62	7.11	7.18	7.04
Total production cost per tonne		$85.86	$89.50	$86.15	$83.47

Notes:

1	Silver equivalent production for Q4 2019 is calculated using a silver to gold ratio of 85.6:1 (Q4 2018: 85.3:1) , silver to lead of 1:18.7 pounds (Q4 2018: 1:16.3), and silver to zinc of 1:16.0 pounds (Q4 2018: 1:12.2), and YTD 2019: silver gold ratio of 85.8:1 (YTD 2018: 85.3:1), silver to lead of 1:17.9 pounds (YTD 2018: 1:15.4), and silver to zinc of 1:14.1 pounds (YTD 2018: 1:11.9)
2	Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales - Sales and Realized Prices

All-in Sustaining Cash Cost and All-in Cash Cost per Payable Ounce of Silver Equivalent Production

The Company believes that “all-in-sustaining cash cost silver equivalent” and “all-in cash cost silver equivalent” meet the needs of management, analysts, investors, and other stakeholders of the Company in understanding the costs associated with producing silver, the economics of silver mining, the Company’s operating performance and the Company’s ability to generate cash flow from current operations, and on an overall company basis.

The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted an all-in-sustaining cost performance measure; however, this performance measure has no standardized meaning. The Company conforms its all-in-sustaining cost definition to that set out in the guidance issued by the World Gold Council (“WGC”).

Management's Discussion and Analysis, page 36

All-in-sustaining cash cost silver equivalent and all-in cash cost silver equivalent are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, companies may calculate these measures differently.

All-in sustaining cash cost includes total production cash costs incurred at the Company’s mining operations. Sustaining capital expenditures, corporate selling, general and administrative expenses, and brownfield exploration expenditures are added to the cash cost to calculate the all-in-sustaining cost. The Company believes that this measure represents the total costs of producing silver from operations and provides the Company and its stakeholders with additional information on the Company’s operational performance and the ability to generate cash flows. Certain cash expenditures such as new project spending, tax payments, dividends, and financing costs are not included. We report this measure on a payable silver equivalent ounce produced basis. Silver equivalent production is calculated taking the total metal payable production of gold, lead and zinc multiplied by the realized prices of gold, lead, and zinc and divided by the realized silver price to calculate the silver equivalent production.

The following tables show a breakdown of the all-in sustaining cash cost per silver equivalent ounce for the three and twelve months ended December 31, 2019 and 2018.

	Three Months Ended		Years Ended
CONSOLIDATED MINE ALL-IN CASH COST SILVER EQUIVALENT	December 31,		December 31,
(Expressed in $'000's, except unit costs)	2019	2018	2019	2018
Cash cost applicable	$34,157	$29,927	$135,228	$115,365
Commercial and government royalties and mining tax	2,389	1,718	9,948	10,081
Workers' participation	2,405	945	7,489	7,564
General and administrative expenses (operations)	3,499	2,970	10,899	10,097
Adjusted operating cash cost	42,450	35,560	163,564	143,107
General and administrative expenses (corporate)	2,439	2,696	11,416	10,991
Sustaining capital expenditures[3]	6,224	9,369	20,409	23,986
Brownfield exploration expenditures[3]	863	1,584	4,777	8,638
All-in sustaining cash cost	51,976	49,209	200,166	186,722
Exploration and evaluation expenses	402	180	2,411	726
Non-sustaining capital expenditures[3]	27,664	40,556	190,294	83,335
All-in cash cost	80,042	89,945	392,871	270,783
Payable ounces of silver equivalent production[1]	4,132,079	4,018,731	16,806,749	17,693,738
All-in sustaining cash cost per ounce of payable silver equivalent[2]	$12.58	$12.24	$11.91	$10.55
All-in cash cost per ounce of payable silver equivalent[2]	$19.37	$22.38	$23.38	$15.30

Notes:

1	Silver equivalent production for Q4 2019 is calculated using a silver to gold ratio of 85.5:1 (Q4 2018: 84.6:1), silver to lead of 1:18.7 pounds (Q4 2018: 1:16.3), and silver to zinc of 1:16.0 pounds (Q4 2018: 1:12.2), and YTD 2019: silver to gold ratio of 86.0:1 (YTD 2018: 81.0:1), silver to lead of 1:17.9 pounds (YTD 2018: 1:15.4), and silver to zinc of 1:14.1 pounds (YTD 2018: 1:11.9)
2	Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales - Sales and Realized Prices
3	Presented on a cash basis

Management's Discussion and Analysis, page 37

	Three Months Ended		Years Ended
SAN JOSE MINE ALL-IN CASH COST SILVER EQUIVALENT	December 31,		December 31,
(Expressed in $'000's, except unit costs)	2019	2018	2019	2018
Cash cost applicable	$19,755	$17,717	$77,864	$70,167
Commercial and government royalties and mining tax	2,252	1,398	8,605	8,293
Workers' participation	2,223	610	6,616	5,548
General and administrative expenses (operations)	1,919	1,911	6,475	6,414
Adjusted operating cash cost	26,149	21,636	99,560	90,422
Sustaining capital expenditures[3]	3,737	2,723	9,969	9,277
Brownfield exploration expenditures[3]	649	1,361	4,077	6,947
All-in sustaining cash cost	30,535	25,720	113,606	106,646
Exploration and evaluation expenses	-	63	-	156
All-in cash cost	30,535	25,783	113,606	106,802
Payable ounces of silver equivalent production[1]	2,898,204	2,610,093	11,554,107	11,823,139
All-in sustaining cash cost per ounce of payable silver equivalent[2]	$10.54	$9.85	$9.83	$9.02
All-in cash cost per ounce of payable silver equivalent[2]	$10.54	$9.88	$9.83	$9.03

Notes:

1	Silver equivalent production for Q4 2019 is calculated using a silver to gold ratio of 85.5:1 (Q4 2018: 84.6:1) and for YTD 2019, silver to gold ratio of 86.0:1 (YTD 2018: 80.9:1)
2	Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales - Sales and Realized Prices
3	Presented on a cash basis

Management's Discussion and Analysis, page 38

	Three Months Ended		Years Ended
CAYLLOMA MINE ALL-IN CASH COST SILVER EQUIVALENT	December 31,		December 31,
(Expressed in $'000's, except unit costs)	2019	2018	2019	2018
Cash cost applicable	$14,402	$12,210	$57,364	$45,199
Commercial and government royalties and mining tax	137	320	1,343	1,788
Workers' participation	179	335	864	2,016
General and administrative expenses (operations)	1,580	1,059	4,424	3,683
Adjusted operating cash cost	16,298	13,924	63,995	52,686
Sustaining capital expenditures[3]	2,487	6,646	10,440	14,709
Brownfield exploration expenditures[3]	214	223	700	1,691
All-in sustaining cash cost	18,999	20,793	75,135	69,086
Non-sustaining capital expenditures[1]	259	-	705	-
All-in cash cost	19,258	20,793	75,840	69,086
Payable ounces of silver equivalent production[1]	1,233,875	1,408,638	5,252,643	5,916,133
All-in sustaining cash cost per ounce of payable silver equivalent[2]	$15.40	$14.76	$14.30	$11.68
All-in cash cost per ounce of payable silver equivalent[2]	$15.61	$14.76	$14.44	$11.68

Notes:

1	Silver equivalent production for Q4 2019 is calculated using a silver to gold ratio of 85.6:1 (Q4 2018: 85.3:1) , silver to lead of 1:18.7 pounds (Q4 2018: 1:16.3), and silver to zinc of 1:16.0 pounds (Q4 2018: 1:12.2), and YTD 2019: silver gold ratio of 85.8:1 (YTD 2018: 85.3:1), silver to lead of 1:17.9 pounds (YTD 2018: 1:15.4), and silver to zinc of 1:14.1 pounds (YTD 2018: 1:11.9)
2	Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales - Sales and Realized Prices
3	Presented on a cash basis

Free Cash Flow and Free Cash Flow From Ongoing Operations

The Company uses the financial measure of “free cash flow” and “free cash flow from ongoing operations” to supplement information in its consolidated financial statements. Free cash flow is defined as cash provided from operating activities less purchases of mineral properties, plant and equipment, less net deposits on long term assets, less current income tax, and add back income taxes paid. This measure is used by the Company and investors to measure the cash flow available to fund the Company’s growth through investments and capital expenditures. These performance measures are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profits or cash flow from operations as determined under IFRS.

The following table presents a reconciliation of free cash flow from ongoing operations for the three and twelve months ended December 31, 2019 and 2018:

	Three months ended		Years ended
	December 31,		December 31,
(Expressed in $ millions)	2019	2018	2019	2018
Net cash provided by operating activities	$19.2	$19.3	$63.0	$83.5
Less: Accrued interest	(1.5)	-	-	-
Less: Change in long term receivables	-	-	(1.5)	-
Less: Additions to mineral properties, plant and equipment	(7.6)	(10.5)	(26.0)	(33.3)
Less: Contractor advances for plant and equipment	-	-	(0.6)	(1.3)
Add: Advances applied to plant and equipment	-	0.1	0.7	1.2
Less: Current income tax expense	(8.2)	(3.9)	(32.6)	(30.6)
Add: Income taxes paid	4.5	6.8	31.5	35.7
Free cash flow from ongoing operations[1]	$6.4	$11.8	$34.5	$55.2

Note:

1.	From ongoing operations including San Jose and Caylloma and excludes Greenfields exploration

Management's Discussion and Analysis, page 39

Adjusted Net Income

The Company uses the financial measure of “adjusted net income” to supplement information in its consolidated financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information and information obtained from conventional IFRS measures to evaluate the Company’s performance. The term “adjusted net income” does not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies.

	Three months ended		Years ended
	December 31,		December 31,
(Expressed in $ millions)	2019	2018	2019	2018
Net income	$19.0	$2.2	$23.8	$34.0
Adjustments, net of tax:
Community support provision	(0.1)	(0.2)	(0.2)	0.8
Foreign exchange loss, Lindero project	1.0	3.9	11.5	3.9
Income tax, Lindero project	-	(2.8)	(1.1)	1.0
Income tax, convertible debentures	(1.9)	-	(1.9)	-
Share of loss from associates	0.1	0.1	0.2	-
Investment income	(11.0)	-	(11.0)	-
Other non-cash items	3.8	1.2	7.1	(1.3)
Adjusted Net Income	$10.9	$4.4	$28.4	$38.4

Adjusted EBITDA

The Company uses other financial measures whose presentation is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS measures, but that rather should be evaluated in conjunction with IFRS measures. The item described and presented below does not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company believes that its presentation provides useful information for investors.

	Three months ended		Years ended
	December 31,		December 31,
(Expressed in $ millions)	2019	2018	2019	2018
Net income	$19.0	$2.2	$23.8	$34.0
Adjustments:
Community support provision	(0.1)	(0.3)	(0.3)	1.1
Inventory adjustment	1.3	0.2	1.3	0.2
Foreign exchange loss, Lindero project	1.0	3.9	11.5	3.9
Net finance items	(0.1)	(0.4)	(0.3)	(0.4)
Depreciation, depletion, and amortization	11.6	10.8	46.0	44.8
Income taxes	1.1	4.9	20.2	33.4
Share of loss from associates	0.1	0.1	0.2	-
Investment income	(11.0)	-	(11.0)	-
Other non-cash items	2.2	1.3	4.0	(3.0)
Adjusted EBITDA	$25.1	$22.7	$95.4	$113.9

Management's Discussion and Analysis, page 40

Qualified Person

Eric Chapman, P.Geo (APEGBC #36328) is the Vice-President of Technical Services for the Company and is the Company’s Qualified Person (as defined by National Instrument 43-101).  Mr. Chapman has reviewed and approved the scientific and technical information contained in this MD&A.

Other Information, Risks and Uncertainties

For further information regarding the Company’s operational risks, please refer to the section entitled “Description of the Business - Risk Factors” in the Company’s most recent Annual Information Form that is available at www.sedar.com and www.sec.gov/edgar.shtml.

Cautionary Statement on Forward-Looking Statements

This MD&A and any documents incorporated by reference into this MD&A contain forward-looking statements which constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Section 21E of the United States Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of applicable Canadian securities legislation (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-Looking Statements. The Forward-looking Statements in this MD&A include, without limitation, statements relating to:

•	mineral “reserves” and “resources” as they involve the implied assessment, based on estimates and assumptions that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future;

•	production rates at the Company’s properties;

•	cash cost estimates;

•	timing for delivery of materials and equipment for the Company’s properties;

•	the sufficiency of the Company’s cash position and its ability to raise equity capital or access debt facilities;

•	the Company’s planned greenfield exploration programs;

•	the Company’s planned capital expenditures and brownfields exploration at the San Jose Mine;

•	the Company’s planned capital expenditures and brownfields exploration at the Caylloma Mine;

•	the Company’s planned capital expenditures and brownfields exploration at the Lindero Project;

•	the Company’s construction of the open pit gold heap leach mine at the Lindero Project and the anticipated timing of commissioning and commencement of commercial production of the mine;

•	maturities of the Company’s financial liabilities, finance leases and other contractual commitments;

•	expiry dates of bank letters of guarantee;

•	litigation matters;

•	estimated mine closure costs; and

•	management’s expectation that any investigations, claims, and legal, labour and tax proceedings arising in the ordinary course of business will not have a material effect on the results of operations or financial condition of the Company.

Often, but not always, these Forward-looking Statements can be identified by the use of words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “scheduled”, “targets”, “possible”, “strategy”, “potential”, “intends”, “advance”, “goal”, “objective”, “projects”, “budget”, “calculates” or statements that events, “will”, “may”, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Management's Discussion and Analysis, page 41

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others:

•	operational risks relating to mining and mineral processing;

•	uncertainty relating to Mineral Resource and Mineral Reserve estimates;

•	uncertainty relating to capital and operating costs, production schedules and economic returns;

•	uncertainty and risks related to the start-up of the Lindero Project;

•	uncertainty relating to capital and operating costs and economic returns of development projects such as the Lindero Project;

•	risks related to the construction, commissioning and commencement of commercial production at the Lindero Project;

•	risks associated with mineral exploration and project development;

•	uncertainty relating to the repatriation of funds as a result of currency controls;

•	environmental matters including potential liability claims;

•	uncertainty relating to nature and climate conditions;

•	risks associated with political instability and changes to the regulations governing the Company’s business operations;

•	changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business;

•	risks relating to the termination of the Company’s mining concessions in certain circumstances;

•	risks related to International Labour Organization (“ILO”) Convention 169 compliance;

•	developing and maintaining relationships with local communities and stakeholders;

•	risks associated with losing control of public perception as a result of social media and other web-based applications;

•	potential opposition of the Company’s exploration, development and operational activities;

•	risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities;

•	substantial reliance on the Caylloma Mine and San Jose Mine for revenues;

•	property title matters;

•	risks relating to the integration of businesses and assets acquired by the Company;

•	impairments;

•	risks associated with climate change legislation;

•	reliance on key personnel;

•	uncertainty relating to potential conflicts of interest involving the Company’s directors and officers;

•	risks associated with the Company’s reliance on local counsel and advisors and the experience of its management and board of directors in foreign jurisdictions;

•	adequacy of insurance coverage;

•	risks related to the Company’s compliance with the United States Sarbanes-Oxley Act;

Management's Discussion and Analysis, page 42

•	risks related to the foreign corrupt practices regulations and anti-bribery laws;

•	potential legal proceedings; to which it is a party;

•	the Company is subject to any adverse ruling in any of the litigation

•	uncertainties relating to general economic conditions;

•	risks relating to a global pandemic, which unless contained could cause a slowdown in global economic growth and impact the Company’s business, operations, financial condition and share price;

•	competition;

•	fluctuations in metal prices;

•	risks associated with entering into commodity forward and option contracts for base metals production;

•	fluctuations in currency exchange rates;

•	tax audits and reassessments;

•	uncertainty relating to concentrate treatment charges and transportation costs;

•	sufficiency of monies allotted by the Company for land reclamation;

•	dilution from equity or convertible debenture financings; and

•	risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration.

as well as those factors referred to in the “Risks and Uncertainties” section in this MD&A and in the “Risk Factors” section in our Annual Information Form filed with the Canadian Securities Administrators and available at www.sedar.com and filed with the U.S. Securities and Exchange Commission as part of the Company’s Form 40-F and available at www.sec.gov/edgar.shtml.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking Statements contained in this MD&A are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to:

•	all required third party contractual, regulatory and governmental approvals will be obtained for the exploration, development, construction and production of its properties;

•	there being no significant disruptions affecting operations, whether relating to labour, supply, power, damage to equipment or other matter;

•	permitting, construction, development, expansion, and production continuing on a basis consistent with the Company’s current expectations;

•	expected trends and specific assumptions regarding metal prices and currency exchange rates;

•	prices for and availability of fuel, electricity, parts and equipment and other key supplies remaining consistent with current levels;

•	production forecasts meeting expectations; and

•	the accuracy of the Company’s current mineral resource and reserve estimates.

These Forward-looking Statements are made as of the date of this MD&A. There can be no assurance that Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on Forward-looking Statements. Except as required by law, the Company does not assume the obligation to revise or update these forward looking-statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

The Company is a Canadian “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and is permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States.

Management's Discussion and Analysis, page 43

Canadian standards, including National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), differ significantly from the disclosure requirements of U.S securities laws currently in effect, and Mineral Reserve and Mineral Resource information contained or incorporated by reference in this MD&A may not be comparable to similar information disclosed by United States companies. Equivalent U.S. disclosure requirements are currently governed by the United States Securities and Exchange Commission (“SEC”) Industry Guide 7 (“Industry Guide 7”) under the U.S. Securities Act of 1933, as amended. In particular, and without limiting the generality of the foregoing, the term Mineral Resource does not equate to the term “reserve”. Under the SEC’s disclosure standards currently in effect under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would need to be in hand or issuance imminent in order to classify mineralized material as reserves under such U.S. standards currently in effect. The SEC has not recognised the reporting of mineral deposits which do not meet the Industry Guide 7 definition of “reserve” prior to the adoption of the Modernization of Property Disclosures for Mining Registrants, which rules will be required to be complied with in the first fiscal year beginning on or after January 1, 2021. As a result, the SEC’s disclosure standards currently in effect normally do not permit the inclusion of information concerning Measured Mineral Resources, Indicated Mineral Resources or Inferred Mineral Resources or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC.

United States investors are cautioned not to assume that all or any part of Measured Mineral Resources or Indicated Mineral Resources will ever be converted into reserves. United States investors should also understand that Inferred Mineral Resources have an even greater amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a category having a higher degree of certainty. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of Feasibility or Pre-Feasibility Studies except in rare cases. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable.

Disclosure of “contained tonnes” in a Mineral Resource estimate is permitted disclosure under NI 43-101 provided that the grade or quality and the quantity of each category is stated; however, the SEC’s disclosure standards currently in effect under Industry Guide 7 normally only permit issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of Mineral Reserves are also not the same as those of the SEC’s disclosure standards currently in effect under Industry Guide 7, and Mineral Reserves reported in compliance with NI 43-101 may not qualify as “reserves” under such SEC standards. Accordingly, information contained in this MD&A or any documents incorporated by reference herein containing descriptions of mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder.

Management's Discussion and Analysis, page 44